Exhibit 99.1

2016 Annual Report

Franco Nevada

The GOLD Investment that WORKS

CANADA
9999
9999
FINE GOLD 1 OZ OR PUR

UNITED STATES OF AMERICA
E PLURIBUS UNUM
1 OZ. FINE SILVER~ONE DOLLAR

UNITED STATES
OF AMERICA
.9995
PLATINUM
1 oz.
$100

NEWS RELEASE

Toronto, March 22, 2017

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Strong Full-Year 2016 Results

Guidance exceeded and $110 million agreement to acquire second package of U.S. oil & gas royalties

Franco-Nevada’s CEO, David Harquail, commented: “Our diversified portfolio continues to perform very well. In 2016, we exceeded our recently increased guidance ranges for both Gold Equivalent Ounces1 (“GEOs”) and oil & gas revenues. The growth in 2016 is reflecting the contribution from acquisitions we made during the recent downturn and increased activity by many of the operators on our lands. Franco-Nevada has no debt and is growing its cash balances. We continue to see investment opportunities and Franco-Nevada has just agreed to acquire, for $110 million, oil & gas royalties on the Midland portion of the Permian Basin in Texas, U.S.”

2016 Q4 Financial Highlights

•Record 129,036 GEOs delivered in the quarter, with 121,910 GEOs sold

•$155.3 million in revenue — a 28.0% increase over Q4/2015

•$122.2 million of Adjusted EBITDA2 or $0.69 per share

•$4.5 million of net loss, or $0.03 per share, reflecting impairment charges of $67.4 million on the Cooke 4 stream

•$42.9 million of Adjusted Net Income3 or $0.24 per share

2016 Full Year Financial Highlights

•464,383 GEOs sold — a new record and a 29.0% increase year-over-year

•$610.2 million in revenue — a new record and a 37.6% increase year-over-year

•$489.1 million of Adjusted EBITDA2 or $2.79 per share

•$122.2 million of net income, or $0.70 per share

•$164.4 million of Adjusted Net Income3 or $0.94 per share

•$157.8 million of cash and DRIP dividends paid

•$253.0 million in cash and cash equivalents at year-end and no debt

Revenue and GEOs by Asset Categories
	Q4/2016		Q4/2015
	Revenue	GEOs	Revenue	GEOs
	(in millions)	#	(in millions)	#
Precious Metals
Gold	$112.8	93,775	$88.0	79,800
Silver	21.9	18,650	18.9	17,112
PGM	8.0	7,611	7.9	7,523
Precious Metals - Total	$142.7	120,036	$114.8	104,435
Other Minerals	2.2	1,874	2.1	1,877
Oil & Gas	10.4	—	4.4	—
	$155.3	121,910	$121.3	106,312

2	2016 Annual Report	FNV TSX NYSE

For Q4/2016, revenue was sourced 91.9% from precious metals (72.6% gold, 14.1% silver and 5.2% PGM) and 87.2% from the Americas (18.5% U.S., 22.3% Canada and 46.4% Latin America). Operating costs and expenses decreased slightly year-over-year, reflecting a realized gain of $14.1 million on the partial buy back of the Kirkland Lake NSR. Oil & gas revenue increased 136%, reflecting both higher prices and production levels year-over-year. Cash provided by operating activities was $121.9 million, an increase of 43.5% compared to Q4/2015.

Corporate Updates

•Credit Facilities: On March 22, 2017, Franco-Nevada extended the term of its existing $1 billion credit facility from November 12, 2020 to March 22, 2022. In addition, on March 20, 2017, Franco-Nevada’s subsidiary, Franco-Nevada (Barbados) Corporation, entered into an unsecured revolving credit facility which provides for the availability of up to $100 million in borrowings.

•Midland oil & gas royalties:  On March 13, 2017, Franco-Nevada agreed to purchase a portfolio of oil & gas royalties in the Midland shale play of the Permian Basin of Texas for $110 million. Closing is expected in the second quarter of 2017.

•STACK oil & gas royalties: On December 19, 2016, Franco-Nevada acquired a $100 million portfolio of oil & gas royalty rights in the Sooner Trend, Anadarko Basin, Canadian and Kingfisher counties (“STACK”) play in Oklahoma’s Anadarko basin.

•Kirkland Lake royalty buy back: In October 2016, Kirkland Lake Gold exercised its option to buy back 1% of an overlying 2.5% net smelter return royalty for aggregate cash consideration of $30.3 million. Franco-Nevada recorded a gain on disposal of $14.1 million.

•Cooke 4 stream impairment: In October 2016, Sibanye Gold Limited announced that it had ceased production at the Cooke 4 mine. Franco-Nevada recorded an impairment charge of $67.4 million.

•Antapaccay stream: On February 26, 2016, Franco-Nevada acquired a $500 million precious metals stream from Glencore plc with reference to production from the Antapaccay mine located in Peru.

•Equity financing: On February 19, 2016, Franco-Nevada completed a bought deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. Net proceeds were $884.3 million.

2017 Guidance

In 2017, Franco-Nevada expects attributable royalty and stream production to total 470,000 to 500,000 GEOs from its mineral assets and revenue of $35 million to $45 million from its oil & gas assets. Of the royalty and stream production, 335,000 to 345,000 GEOs are expected from Franco-Nevada’s various stream agreements. For 2017 guidance, silver, platinum and palladium metals have been converted to GEOs using assumed commodity prices of $1,200/oz Au, $17.50/oz Ag, $950/oz Pt and $750/oz Pd. The WTI oil price is assumed to average $50 per barrel with a $3.50 per barrel price differential between the Edmonton Light and realized prices for Canadian oil. The Company estimates depletion expense of $265 million to $295 million. 2017 guidance and 2021 outlook below is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the the underlying properties (subject to our assessment thereof).

2021 Outlook

Our outlook to 2021 further assumes that the Cobre Panama project will be ramping up production in 2019. At the same time, scheduled fixed ounce payments from Midas/Fire Creek, Karma and Sabodala are expected to step down to longer term royalty or stream payments. Using the same commodity price assumptions as were used for our 2017 guidance (see above) and assuming no other acquisitions, Franco-Nevada expects its existing portfolio to generate between 515,000 to 540,000 GEOs by 2021. Oil & gas revenues at the same $50 per barrel WTI oil price assumption are expected to range between $55 million and $65 million.

Q4/2016 Portfolio Updates

•Precious Metals — U.S.:  GEOs from U.S. precious metals assets increased by 14.5% year-over-year with decreases from Goldstrike being more than offset by payments received from the South Arturo mine. GEOs received from the U.S. precious metal assets were 22,971 GEOs.

•South Arturo (4‑9% royalty) — This project, operated by Barrick and Premier Gold, poured its first gold in August. Q4/2016 payments represented 8,808 GEOs. The partners are looking at a second open pit (Dee) on the property and are advancing permitting for the El Nino underground opportunity below the current pit.

•Goldstrike (2‑4% royalty & 2.4‑6% NPI) — Barrick is unitizing Goldstrike in an effort to reduce AISC by $100 per ounce which would benefit the profit royalty.

•Bald Mountain (0.875‑5% royalty) — Kinross reported that it has doubled reserves at this project to 2.1 million gold ounces.

•Stillwater (5% royalty) — Stillwater Mining now anticipates that the Blitz project will add between 270,000 and 330,000 PGM ounces of incremental production annually when fully ramped up by 2021‑2022.

The Gold Investment that WORKS	Franco-Nevada Corporation	3

•Precious Metals — Canada:  GEOs from Canadian precious metals assets increased by approximately 8.6% to 20,849 GEOs compared with Q4/2015.

•Hemlo (3% royalty & 50% NPI) — The main contributor to the increase in Canadian GEOs was the Hemlo NPI. Barrick has increased reserves at Hemlo including the Interlake and C-Zone Deep zones to which the royalties apply.

•Hardrock (3% royalty) — Centerra Mining and Premier Gold presented a feasibility for a 14.5 year project with production averaging 300,000 gold ounces per year. A draft EA has been submitted.

•Detour (2% royalty) — Detour Gold has had challenges in getting approvals for its West Detour pit and is expected to provide an alternative mine plan.

•Holloway (sliding scale royalty) — In Q4, Kirkland Lake Gold announced its intention to put Holloway on care and maintenance. The Holloway royalty property encompasses the Holt mine property on which Franco-Nevada also receives royalties. Mining at Holt is expected to extend onto the Holloway property in the near term. At December 31, 2016, Franco-Nevada has recovered its initial investment in the Holloway mine.

•Brucejack (1.2% royalty) — Pretium Resources expects to begin commissioning of the underground mine in mid‑2017.

•Timmins West (2.25% royalty) — Tahoe Resources expects to provide a reserve estimate for the Gap 144 zone in Q3/2017.

•Precious Metals — Latin America: GEOs from Latin American precious metals assets represented the largest year-over-year increase due to the addition of the Antapaccay stream. Precious metal GEOs earned from Latin America were 60,808 GEOs, an increase of 26.0% year-over-year.

•Antapaccay (gold and silver stream) — Antapaccay delivered 22,927 GEOs in Q4/2016, for a total of 73,612 GEOs in 2016.

•Antamina (22.5% silver stream) — Antamina delivered 10,619 GEOs during the quarter compared to 13,021 GEOs in Q4/2015, reflecting adjustments for final settlements of provisionally priced sales. For the full year 2016, Antamina delivered 60,273 GEOs.

•Candelaria (gold and silver stream) — Candelaria earned 19,698 GEOs, compared to 21,846 GEOs in the prior year quarter, as expected according to its mine plan. Since acquisition, contained copper and gold in the reserves have increased by approximately 50% when mined depletion is included and the production profile has significantly improved.

•Guadalupe (50% gold stream) — The 400,000 minimum ounce Palmarejo obligation was paid and fully met by Coeur Mining in Q3. That resulted in the original Palmarejo gold stream being terminated and the new Guadalupe stream commencing. During Q4, Franco-Nevada received 7,058 GEOs under the new Guadalupe agreement.

•Cobre Panama (gold and silver stream) — During the quarter, Franco-Nevada contributed $46.6 million of its share of construction capital for the Cobre Panama project. Franco-Nevada at quarter-end has contributed $462.2 million of its total $1 billion commitment for the construction of Cobre Panama. First Quantum reported that the project was 46% complete as of year-end and that initial production in expected in late 2018 with ramping up through 2019. Franco-Nevada expects to contribute between $200‑$220 million to the project in 2017.

•Precious Metals — Rest of World:  GEOs from Rest of World precious metals assets were 15,408 GEOs during the quarter, a 9.0% decrease year-over-year. This reflected lower production at MWS and that a portion of ounces delivered from Karma and Sabodala had not been sold as at quarter-end.

•Karma (fixed gold deliveries and stream) — 3,750 GEOs were delivered in the quarter of which 2,500 were sold in Q4/2016.

•Sabodala (fixed gold deliveries and stream) — 5,625 GEOs were delivered in the quarter, of which 3,750 were sold in Q4/2016. Teranga Gold won the PDAC award for Environmental & Social Responsibility for its work around the Sabodala mine.

•Edikan (1.5% royalty) — Perseus Mining completed an upgrade to the plant in October 2016 and is now reporting improved operating performance.

•Sissingué (0.5% royalty) — Perseus Mining reports that this project has been in full scale development since July 2016 and expects first production in the March 2018 quarter. Perseus has also secured financing of $40 million to complete the development of the project.

•Cerro Morro (2% royalty) — Yamana is targeting a Q2/2018 start-up.

•Tasiast (2% royalty) — Kinross continues to advance development of the Tasiast Phase One expansion and expects to provide a feasibility for a possible Phase Two expansion in Q3/2017.

•Subika (2% royalty) — Newmont Mining is expected to make a decision in the first half of 2017 regarding the underground development of Subika and expanding the Ahafo mill.

•Agi Dagi (2% royalty) — Alamos Gold has tabled a positive feasibility for the project projecting annual production of 177,600 ounces of gold over 5 years. A positive PEA was also completed for the neighboring Camyurt project on which Franco-Nevada also holds a royalty.

•Oil & Gas: Revenue from oil & gas assets increased to $10.4 million in Q4/2016 compared to $4.4 million in Q4/2015, reflecting both higher prices and production levels year-over-year.

4	2016 Annual Report	FNV TSX NYSE

•Acquisition of U.S. Oil & Gas Royalties — Midland Basin: On March 13, 2017, Franco-Nevada, through its wholly-owned U.S. subsidiary, agreed to purchase a package of royalty rights in the Midland Basin of West Texas for a price of $110 million. The Midland Basin forms the eastern portion of the broader Permian Basin and represents one of the most active and profitable oil plays in North America. The royalties consist of approximately 97% mineral title rights, along with some GORRs, which apply to approximately 908 acres (net after royalties) that, with pooling, provides exposure to an estimated gross acreage of 675,000 acres (a significant portion of the overall Midland Basin) at an estimated average royalty rate of 0.14%. The royalties are subject to a diverse operator base, which is anchored by Pioneer Natural Resources. Royalty revenue is expected to grow in future years as horizontal drilling activity in the area continues to ramp up. The transaction is expected to close in the second quarter of 2017.

Shareholder Information and 2017 Asset Handbook

The complete Consolidated Annual Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, March 23, 2017 at 11:00 a.m. Eastern Time to review Franco-Nevada’s 2016 results, as well as discuss the 2017 and five-year outlook. In addition, Franco-Nevada will be releasing its 2017 Asset Handbook with updated disclosures on our assets and the number of gold ounces and royalty equivalent units associated with each asset.

Interested investors are invited to participate as follows:

•Via Conference Call: Toll-Free: (888) 231‑8191; International: (647) 427‑7450

•Conference Call Replay until March 30: Toll-Free (855) 859‑2056; Toronto (416) 849‑0833; Pass code 66380664

•Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
(416) 306‑6328	(416) 306‑6303
info@franco-nevada.com

NON-IFRS MEASURES:    Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please refer to pages 37 to 39 of the Company’s current MD&A disclosure found in this Annual Report and on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For Q4/2016, the average commodity prices were as follows: $1,218 gold (2015 - $1,104), $17.18 silver (2015 - $14.76), $944 platinum (2015 - $908) and $684 palladium (2015 - $606).

2Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses; finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; and foreign exchange gains/losses and other income/expenses.

3Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): foreign exchange gains/losses and other income/expenses; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; unusual non-recurring items;  and the impact of income taxes on these items.

Please refer to Cautionary Statement on Forward-Looking Information on page 40 of this Annual Report.

The Gold Investment that WORKS	Franco-Nevada Corporation	5

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at March 22, 2017 and should be read in conjunction with Franco-Nevada’s audited consolidated financial statements and related notes as at and for the year ended December 31, 2016 and 2015. The audited consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the years ended December 31, 2016 and 2015 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com,  on SEDAR at www.sedar.com and in our most recent Form 40‑F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form, is available on SEDAR at www.sedar.com,  and our Form 40‑F is available on EDGAR at www.sec.gov. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, our website can be found at www.franco-nevada.com.

TABLE OF CONTENTS

7	BUSINESS OVERVIEW AND STRATEGY
8	HIGHLIGHTS
10	GUIDANCE
11	MARKET OVERVIEW
12	SELECTED FINANCIAL INFORMATION
13	REVENUE BY ASSET
16	OVERVIEW OF FINANCIAL PERFORMANCE — Q4/2016 TO Q4/2015
23	OVERVIEW OF FINANCIAL PERFORMANCE — 2016 TO 2015
29	SUMMARY OF QUARTERLY INFORMATION
30	BALANCE SHEET REVIEW
31	LIQUIDITY AND CAPITAL RESOURCES
34	CRITICAL ACCOUNTING ESTIMATES
36	OUTSTANDING SHARE DATA
36	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
37	NON-IFRS FINANCIAL MEASURES
40	CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Abbreviations used in this report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions

Periods under review		Interest types		Measurement
“Q4/2016”	The three-month period ended December 31, 2016	“NSR”	Net smelter return royalty	“GEO”	Gold equivalent ounces
“Q3/2016”	The three-month period ended September 30, 2016	“GR”	Gross royalty	“oz”	Ounce
“Q2/2016”	The three-month period ended June 30, 2016	“ORR”	Overriding royalty	“oz Au”	Ounce of gold
“Q1/2016”	The three-month period ended March 31, 2016	“GORR”	Gross overriding royalty	“oz Ag”	Ounce of silver
“Q4/2015”	The three-month period ended December 31, 2015	“FH”	Freehold or lessor royalty	“oz Pt”	Ounce of platinum
		“NPI”	Net profits interest	“oz Pd”	Ounce of palladium
Places and currencies		“NRI”	Net royalty interest	“LBMA”	London Bullion Market Association
“U.S.”	United States	“WI”	Working interest	“bbl”	Barrel
“$” or “USD”	United States dollars			“boe”	Barrels of oil equivalent
“C$” or “CAD”	Canadian dollars			“WTI”	West Texas Intermediate

6	2016 Annual Report	FNV TSX NYSE

BUSINESS OVERVIEW AND STRATEGY

Franco-Nevada is the leading gold-focused royalty and stream company by both gold revenue and number of gold assets. The Company has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project. The portfolio is actively managed with the aim to maintain over 80% of revenue from precious metals (gold, silver & PGM).

Franco-Nevada Asset Count at March 22, 2017
	Precious Metals	Other Minerals	Oil & Gas		TOTAL
Producing	41	5	61	(1)	107
Advanced	34	7	—		41
Exploration	135	37	19		191
TOTAL	210	49	80		339

(1)Includes acquisition of Midland Basin royalties expected to close in Q2/2017.

The Company does not operate mines, develop projects or conduct exploration. Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•Exposure to precious metals price optionality;

•A perpetual discovery option over large areas of geologically prospective lands with no additional cost other than the initial investment;

•Limited exposure to many of the risks associated with operating companies;

•A free cash-flow business with limited cash calls;

•A high-margin business that can generate cash through the entire commodity cycle;

•A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and

•A forward-looking business in which management focuses on growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets. Financial results have also been supplemented by acquisitions of new producing assets. Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term investment outlook and recognizes the cyclical nature of the industry. Franco-Nevada has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its Initial Public Offering (“IPO”) nine years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other. For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40‑F filed on EDGAR at www.sec.gov.

The Gold Investment that WORKS	Franco-Nevada Corporation	7

Franco-Nevada’s Relative Share Price Performance

Franco-Nevada continues to outperform both equities and gold itself
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Note: FNV (TSX) and S&P/TSX Global Gold Index converted to USD.

HIGHLIGHTS

Financial Update — Q4/2016

•129,036 GEOs1  delivered in Q4/2016, an increase of 21.4% compared to 106,312 GEOs in Q4/2015.

•121,910 GEOs recognized in revenue in Q4/2016, an increase of 14.7% from 106,312 GEOs in Q4/2015;

•$155.3 million in revenue, an increase of 28.0% from revenue of $121.3 million in Q4/2015;

•$122.2 million, or $0.69 per share, of Adjusted EBITDA2,3 in Q4/2016, an increase of 29.7% from $94.2 million or $0.60 per share, in Q4/2015;

•78.7% in Margin2,3, compared to 77.7% in Q4/2015;

•$4.5 million, or $0.03 per share, in net loss for Q4/2016, compared to a loss of $31.4 million, or $0.20 per share, in Q4/2015. The Q4/2016 net loss includes an impairment of $67.4 million on the Company’s Cooke 4 stream;

•$42.9 million, or $0.24 per share, in Adjusted Net Income2,3 in Q4/2016, an increase of 81.0% compared to $23.7 million, or $0.15 per share, in Q4/2015;

•$121.9 million in net cash provided by operating activities3 in Q4/2016, an increase of 43.5% compared to $84.9 million in Q4/2015;

•$39.7 million in dividends paid in Q4/2016, of which $30.7 million was paid in cash and $9.0 million was paid in common shares issued under the Company’s Dividend Reinvestment Plan (“DRIP”), compared to $32.3 million in dividends paid in Q4/2015; and

•$1.4 billion in available capital at December 31, 2016, comprising of $323.6 million of working capital, $114.6 million in marketable equity securities, and $1 billion available under the Company’s credit facility. Of this, $110.0 million will be used to fund the Company’s acquisition of the Midland Basin oil royalty interest which is expected to close in the second quarter of 2017.

1GEOs include our gold, silver, platinum, palladium and other mineral assets, and do not include Oil & Gas assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For illustrative purposes, please refer to average commodity price tables on pages 16 and 23 of this MD&A for indicative prices which may be used in the calculation of GEOs.

2Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 37‑39 of this MD&A.

3In Q3/2016, the Company adopted a retrospective change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows and statement of income and comprehensive income (loss). For further information, refer to Note 2(b) of the consolidated financial statements for the year ended December 31, 2016. The Company’s non-IFRS measures, as defined in pages 37‑39 of this MD&A, were also adjusted accordingly to reflect gains/losses on sales of such gold bullion as an operating activity that is part of the Company’s underlying operating business. Comparative information has been adjusted to conform to current presentation.

8	2016 Annual Report	FNV TSX NYSE

Financial Update — 2016

•471,509 GEOs delivered in 2016, an increase of 30.9% from 360,070 GEOs delivered in 2015;

•464,383 GEOs recognized in revenue in 2016, an increase of 29.0% from 360,070 GEOs in 2015;

•$610.2 million in revenue in 2016, an increase of 37.6% from revenue of $443.6 million in 2015;

•$489.1 million, or $2.79 per share, in Adjusted EBITDA in 2016, an increase of 45.1% from $337.1 million, or $2.16 per share, in 2015;

•80.2% in Margin in 2016, compared to 76.0% in 2015;

•$122.2 million, or $0.70 per share, in net income in 2016, an increase of 396.7% compared to net income of $24.6 million, or $0.16 per share, in 2015;

•$164.4 million, or $0.94 per share, in Adjusted Net Income in 2016, an increase of 84.9% compared to $88.9 million, or $0.57 per share, in 2015;

•$471.0 million in net cash provided by operating activities in 2016, compared to $314.3 million in 2015; and

•$156.8 million in dividends paid in 2016, which included cash dividends of $118.1 million and $38.7 million in issued common shares under the Company’s DRIP, compared to $129.0 million in dividends paid in 2015.

Corporate Development

Acquisition of U.S. Oil & Gas Royalties — Midland Basin

On March 13, 2017, Franco-Nevada, through its wholly-owned U.S. subsidiary, agreed to purchase a package of royalty rights in the Midland Basin of West Texas for a price of $110.0 million. The Midland Basin forms the eastern portion of the broader Permian Basin and represents one of the most active and profitable oil plays in North America. The royalties consist of approximately 97% mineral title rights, along with some GORRs, which apply to approximately 908 acres (net after royalties) that, with pooling, provides exposure to an estimated gross acreage of 675,000 acres (a significant portion of the overall Midland Basin) at an estimated average royalty rate of 0.14%. The royalties are subject to a diverse operator base, which is anchored by Pioneer Natural Resources. Royalty revenue is expected to grow in future years as horizontal drilling activity in the area continues to ramp up. The transaction is expected to close in the second quarter of 2017.

Acquisition of U.S. Oil & Gas Royalties — STACK

On December 19, 2016, Franco-Nevada, through its wholly-owned U.S. subsidiary, acquired a package of royalty rights in the Sooner Trend, Anadarko Basin, Canadian and Kingfisher counties (“STACK”) shale play in Oklahoma’s Anadarko Basin for a price of $100.0 million. The two primary operators of the lands are Newfield Exploration Company and Devon Energy Corporation. Both companies have stated that STACK is a major focus of their capital spending, a portion of which is expected to be on the royalty lands. Full-field development is expected to begin in 2017 and is expected to grow royalty revenue in future years. The royalties consist of mineral title rights and GORRs which apply to approximately 1,200 acres (net after royalties) that, with pooling, provides exposure to an estimated gross acreage of 74,880 acres with an estimated average royalty rate of 1.61%.

Buy-Back of Kirkland Lake Gold Royalty

In October 2016, Kirkland Lake Gold (“Kirkland Lake”) exercised its option to buy back 1% of an overlying 2.5% NSR for aggregate cash consideration of $30.3 million ($36.0 million less royalty proceeds previously received attributable to the buy-back portion of the NSR). The Company recognized a gain on disposal of $14.1 million in the consolidated statement of income and comprehensive income (loss) for the year ended December 31, 2016.

Impairment of Cooke 4

On October 27, 2016, Sibanye Gold Limited (“Sibanye”) announced that it had ceased production at the Cooke 4 underground operation. Management assessed the cessation of operations as an indicator of impairment, and accordingly, performed an impairment assessment. The Company recorded an impairment charge of $67.4 million in its statement of income and comprehensive income (loss) for the year ended December 31, 2016.

Termination of Palmarejo Gold Stream and Commencement of Guadalupe Gold Stream

In October 2014, Franco-Nevada agreed with Coeur Mining Inc. (“Coeur”) to terminate the Palmarejo gold stream agreement following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment of $2.0 million. In July 2016, Coeur met the minimum ounce obligation and the Palmarejo agreement was terminated. Deliveries of gold ounces from the Palmarejo project will start under a new agreement with Coeur, the Guadalupe gold stream agreement, pursuant to which Coeur will deliver 50% of its gold production from the Palmarejo project at an ongoing cost of $800 per ounce (no inflation adjustment). As part of the Guadalupe agreement, Franco-Nevada provided an upfront deposit of $22.0 million to partially fund the development of the Guadalupe underground mine.

Funding of Cobre Panama

The Company funded an additional $46.6 million towards the Cobre Panama precious metals stream in Q4/2016, for a total of $124.3 million in 2016. As at December 31, 2016, the Company has funded $462.2 million of its $1 billion commitment. First Quantum Minerals Ltd. (“First Quantum”) expects total capital expenditures of $1,060 million in 2017. According to First Quantum, the project was 46% complete as of year-end, total expected capital expenditure for the project is unchanged at $5.48 billion and development remains on track for a phased commissioning in late 2018 and continued ramp-up in 2019.

The Gold Investment that WORKS	Franco-Nevada Corporation	9

Acquisition of Antapaccay Precious Metals Stream

On February 26, 2016, Franco-Nevada completed the acquisition of a $500.0 million precious metals stream from Glencore plc with reference to production from the Antapaccay mine located in Peru. Under the stream agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped. The Company will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10.0 million ounces of silver have been delivered. Thereafter, the Company will receive 30% of the gold and silver in concentrate shipped. The Company will pay an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver.

Financing

On March 22, 2017, the Company extended the maturity term of its existing $1 billion credit facility, from November 12, 2020 to March 22, 2022.

On March 20, 2017, Franco-Nevada’s subsidiary, Franco-Nevada (Barbados) Corporation, entered into an unsecured revolving credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. Refer to “Liquidity and Capital Resources” for details.

On February 19, 2016, the Company completed a bought-deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. The net proceeds to the Company were $883.5 million after deducting share issue costs and expenses of $36.6 million.

GUIDANCE

The following contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the Cautionary Statement and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40‑F filed with the Securities and Exchange Commission on www.sec.gov. 2017 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties (subject to our assessment thereof).

For 2017, the Company is pleased to provide the following guidance:

	2017 Guidance	2016 Actual	2015 Actual
Mineral assets - GEO production[1,2]	470,000 - 500,000 GEOs	464,383 GEOs	360,070 GEOs
Oil & Gas assets - Revenue[3]	$35.0 million - $45.0 million	$30.1 million	$28.0 million

1Of the 470,000 to 500,000 GEOs, Franco-Nevada expects to receive 335,000 to 345,000 GEOs under its various stream agreements, compared to 321,093 GEOs in 2016.

2In forecasting GEOs for 2017, gold, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,200/oz Au, $17.50/oz Ag, $950/oz Pt and $750/oz Pd.

3In forecasting revenue from Oil & Gas assets for 2017, the WTI oil price is assumed to average $50 per barrel with a $3.50 per barrel price differential between the Edmonton Light and realized prices for Canadian oil.

More specifically, we expect the following with respect to our key asset categories for 2017:

•Precious Metals — U.S.: GEOs from U.S. gold assets are expected to be slightly higher in 2017 compared to 2016. Higher production is expected at the Bald Mountain mine due to mine sequencing and a lag from ore previously placed on heap leach pads. This will be partly offset by lower production from South Arturo, as a result of a planned wind down of the Phase 2 pit.

•Precious Metals — Canada: GEOs earned from Canadian assets in 2017 are expected to decrease, reflecting the Holloway mine being placed on care and maintenance in late 2016, as well as a reduction in our attributable ounces from Kirkland Lake following the 1% NSR buy-back in October 2016.

•Precious Metals — Latin America: GEOs from Latin America are expected to increase, reflecting increased production from Candelaria due to an optimization of the open pit life-of-mine plan and inclusion of additional volumes of higher grade underground ore. This increase is expected to be partly offset by lower silver production from Antamina, which had exceptionally high production levels in 2016.

•Precious Metals — Rest of World:  GEOs from Rest of World assets are forecasted to increase compared to 2016, reflecting the first full-year of fixed ounce deliveries from Karma, and a full year of production at the Vivien and Wiluna mines. These increases will be partly offset by the cessation of production from the Cooke 4 operations.

•Other Minerals: GEOs from other minerals are expected to be relatively similar to 2016.

•Oil & Gas: Oil & gas revenues are expected to increase in 2017 compared to 2016, as a result of the additions of the STACK assets in Q4/2016 and Midland assets in 2017.

10	2016 Annual Report	FNV TSX NYSE

We expect to fund approximately $200.0 million to $220.0 million towards the Cobre Panama precious metals stream in 2017. In 2016, the Company funded a total of $124.3 million, for a total of $462.2 million of its $1 billion commitment.

In addition, the Company estimates depletion and depreciation expense to be $265.0 million to $295.0 million for 2017.

Franco-Nevada strives to generate 80% of revenue from precious metals over a long-term horizon which includes gold, PGM and silver. In the short-term, we may diverge from the long-term target based on opportunities available. With 93.7% of revenue earned from precious metals in 2016, the Company has the flexibility to consider diversification opportunities outside of the precious metals space and increase its exposure to other commodities.

MARKET OVERVIEW

The prices of precious metals are the largest factors in determining profitability and cash-flow from operations for Franco-Nevada. Historically, the price of gold has been subject to volatile price movements and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include macroeconomic factors such as the level of interest rates, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar, and the supply of and demand for gold.

The gold price exhibited a positive rally in the first half of 2016 due to continuously low interest rates and uncertainty following the Brexit vote in June 2016, reaching a peak of $1,366/oz. However, these gains were somewhat reversed in the fourth quarter of 2016, following the U.S. Presidential election in November 2016 and an increase in interest rates by the U.S. Federal Reserve in December 2016. Volatility is expected to continue into 2017, as the implementation of economic policies by the new U.S. administration shifts international trade relations, further interest rate hikes are potentially enacted by the U.S. Federal Reserve, and a number of elections take place in Europe, adding to instability in the Eurozone.

Overall, the gold price ended the year 2016 at $1,146/oz approximately 8% higher than at the end of 2015. During Q4/2016, average gold prices traded between $1,126/oz and $1,313/oz with an average price of $1,218/oz. This compares to an average gold price of $1,104/oz for Q4/2015, an increase of 10.3%, and $1,335/oz for Q3/2016.

Silver prices averaged $17.18/oz in Q4/2016, compared to $14.76/oz in Q4/2015, an increase of 16.4%. Platinum and palladium prices averaged $944/oz and $684/oz, respectively, compared to $908/oz and $606/oz, respectively, for Q4/2015, increases of 4.0% and 12.9% year-over-year, respectively.

For the year 2016, average gold prices traded between $1,077/oz and $1,366/oz with an average price of $1,248/oz. This compares to an average gold price of $1,160/oz for the year ended December 31, 2015, an increase of 7.6%. Silver prices averaged $17.20/oz  in 2016, compared to $15.68 in 2015, an increase of 9.7%. Platinum and palladium prices averaged $987/oz and $613/oz, respectively, compared to $1,054/oz and $691/oz, respectively, for 2015, decreases of 6.4% and 11.3% year-over-year, respectively.

Commodity price volatility also impacts the number of GEOs contributed by non-gold mineral assets when converting silver, platinum, palladium and other minerals to GEOs. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold.

Despite the volatile commodity prices, the Company continued to deliver strong results and significant increases in GEOs compared to 2015, reflecting the performance of our mineral asset portfolio as well as accretion from recent acquisitions such as the Antamina and Antapaccay streams. One of the strengths of the Franco-Nevada business model is that our business is not impacted when producer costs increase as long as the producer continues to operate. Royalty and stream payments/deliveries are based on production levels of the underlying operations with no adjustments for the operator’s operating costs, with the exception of NPI and NRI royalties, which are based on the profit of the underlying mining operation. Profit-based royalties accounted for approximately 10.8% of total revenues in Q4/2016, and 7.5% for full year 2016.

The Gold Investment that WORKS	Franco-Nevada Corporation	11

SELECTED FINANCIAL INFORMATION

(in millions, except Average Gold Price,	For the Three Months Ended December 31,		For the Year Ended December 31,
GEOs, Margin and per share amounts)	2016	2015	2016	2015

Statistical Measures
Average Gold Price	$1,218	$1,104	$1,248	$1,160
GEOs[1]	121,910	106,312	464,383	360,070

Statement of Income and Other Comprehensive Income (Loss)
Revenue	$155.3	$121.3	$610.2	$443.6
Depletion and depreciation	67.2	65.8	273.8	216.3
Impairment charges	67.5	62.9	67.5	64.9
Operating income (loss)[2]	0.4	(36.1)	155.4	51.3
Net (loss) income	(4.5)	(31.4)	122.2	24.6
Basic (loss) earnings per share	$(0.03)	$(0.20)	$0.70	$0.16
Diluted (loss) earnings per share	$(0.03)	$(0.20)	$0.69	$0.16
Dividends declared per share	$0.22	$0.21	$0.87	$0.83
Dividends declared (including DRIP)	$39.7	$32.3	$156.8	$129.0
Weighted average shares outstanding	178.3	156.8	175.2	156.9

Non-IFRS Measures
Adjusted EBITDA[2,3]	$122.2	$94.2	$489.1	$337.1
Adjusted EBITDA[2,3] per share	$0.69	$0.60	$2.79	$2.16
Margin[2,3]	78.7%	77.7%	80.2%	76.0%
Adjusted Net Income[2,3]	$42.9	$23.7	$164.4	$88.9
Adjusted Net Income[2,3] per share	$0.24	$0.15	$0.94	$0.57

Statement of Cash Flows
Net cash provided by operating activities[2]	$121.9	$84.9	$471.0	$314.3
Net cash used in investing activities[2]	$(113.3)	$(987.7)	$(689.8)	$(1,106.1)
Net cash (used in) provided by financing activities	$(30.5)	$445.2	$321.7	$374.1
			As at December 31, 2016	As at December 31, 2015
Statement of Financial Position
Cash and cash equivalents			$253.0	$149.2
Short-term investments			—	18.8
Total assets			4,221.6	3,674.3
Debt			—	457.3
Deferred income tax liabilities			37.5	33.2
Total shareholders’ equity			4,146.5	3,163.0
Working capital			323.6	253.9

1Refer to Note 1 at the bottom of page 8 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on pages 16 and 23 of this MD&A for indicative prices which may be used in the calculations of GEOs.

2In Q3/2016, the Company adopted a retrospective change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows and statement of income and comprehensive income (loss). For further information, refer to Note 2(b) of the consolidated financial statements for the year ended December 31, 2016. The Company’s non-IFRS measures, as defined in pages 37‑39 of this MD&A, were also adjusted accordingly to reflect gains/losses on sales of such gold bullion as an operating activity that is part of the Company’s underlying business. Comparative information has been adjusted to conform to current presentation.

3Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 37‑39 of this MD&A.

12	2016 Annual Report	FNV TSX NYSE

REVENUE BY ASSET

Our portfolio is well-diversified with GEOs and revenue being earned from 46 mineral assets and 60 oil & gas interests in various jurisdictions. The following table details revenue earned from our various royalty, stream and working interests for the three months and year ended December 31, 2016 and 2015:

		For the three months ended		For the year ended
(expressed in millions)		December 31,		December 31,
Property	Interest	2016	2015	2016	2015
PRECIOUS METALS
United States
Goldstrike	NSR 2‑4%, NPI 2.4‑6%	$3.1	$9.5	$22.9	$23.4
Stillwater	NSR 5%	3.8	3.2	14.6	15.6
Gold Quarry	NSR 7.29%	3.6	2.4	14.0	13.1
Marigold	NSR 1.75‑5%, GR 0.5‑4%	3.1	2.3	10.1	6.0
Fire Creek/Midas	Fixed to 2018 / NSR 2.5%	1.5	2.1	9.2	8.7
Bald Mountain	NSR/GR 0.875‑5%	1.3	1.8	3.9	8.2
South Arturo	GR 4‑9%	10.7	—	13.8	0.2
Other		0.7	0.8	2.5	2.3
Canada
Sudbury	Stream 50%	$6.0	6.4	30.4	$23.2
Detour Lake	NSR 2%	3.8	3.3	13.3	11.7
Golden Highway	NSR 2‑15%	2.7	2.2	10.7	10.1
Musselwhite	NPI 5%	2.0	3.1	5.1	5.4
Hemlo	NSR 3%, NPI 50%	7.2	3.3	12.7	5.0
Kirkland Lake[1]	NSR 1.5‑5.5%, NPI 20%	1.0	1.1	5.2	4.6
Timmins West	NSR 2.25%	0.9	0.8	3.2	3.7
Canadian Malartic	GR 1.5%	0.3	0.5	2.1	1.6
Other		0.1	—	0.2	0.1
Latin America
Antapaccay	Stream (indexed)	$27.2	$—	$92.5	$—
Antamina	Stream 22.5%	12.2	14.4	75.0	14.4
Candelaria	Stream 68%	23.7	24.3	88.5	101.6
Guadalupe-Palmarejo[2]	Stream 50%	8.3	13.8	44.6	59.6
Other		0.7	1.0	3.1	4.1
Rest of World
MWS	Stream 25%	$5.5	$6.5	$27.1	$26.2
Sabodala	Stream 6%, Fixed to 2019	4.6	6.1	26.0	28.3
Subika	NSR 2%	1.4	0.9	4.8	4.3
Tasiast	NSR 2%	1.6	1.1	4.4	5.0
Karma	Stream 4.875%, Fixed to 75koz	3.0	—	14.4	—
Duketon	NSR 2%	1.8	1.6	7.2	6.7
Edikan	NSR 1.5%	0.6	0.9	3.1	3.7
Other		0.3	1.4	6.9	8.7
		$142.7	$114.8	$571.5	$405.5
Other Minerals		$2.2	$2.1	$8.6	$10.1
Oil & Gas
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$7.9	$3.5	$23.6	$21.1
Midale	ORR 1.14%, WI 1.59%	0.4	0.3	1.4	1.8
Edson	ORR 15%	0.4	0.4	1.2	1.7
STACK	ORR & Mineral Title 7.15%	0.9	—	0.9	—
Other		0.8	0.2	3.0	3.4
		$10.4	$4.4	$30.1	$28.0

Revenue		$155.3	$121.3	$610.2	$443.6

1In October 2016, the overlying NSR on the Kirkland Lake Gold properties was reduced from 2.5% to 1.5% pursuant to Kirkland Lake’s buy-back of 1% of the NSR.

2In July 2016, Coeur met its obligation to deliver 400,000 ounces under the Palmarejo agreement. Deliveries under the new Guadalupe agreement commenced in Q4/2016.

The Gold Investment that WORKS	Franco-Nevada Corporation	13

Franco-Nevada realized record growth from its mineral assets in 2016, both in revenue and GEOs, reflecting the performance of our mineral asset portfolio as well as accretion from recent acquisitions.

GEOS
(000)
500
400
350
300
250
200
150
100
50
0
'08
'09
'10
'11
'12
'13
'14
'15
'16

Significant Mineral Interests

The most significant mineral assets which contributed to our 2016 performance included the following:

Antapaccay

The Company owns a gold and silver stream with reference to production from the Antapaccay mine, located in Peru. Under the stream agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped. Franco-Nevada will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10 million ounces of silver have been delivered. Thereafter, Franco-Nevada will receive 30% of the gold and silver in concentrate shipped. Franco-Nevada will initially pay an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver. As at December 31, 2016, Antapaccay has delivered 60,470 ounces of gold, and 0.9 million ounces of silver since the stream was acquired in February 2016. These deliveries converted to 73,612 GEOs for 2016.

Candelaria

The Company owns a 68% gold and silver stream on Lundin Mining Corporation’s Candelaria mine in Chile. The stream will reduce to 40% after 720,000 ounces of gold and 12 million ounces of silver have been delivered to Franco-Nevada. Franco-Nevada will pay an ongoing price equal to the lesser of $400 per ounce of gold and $4.00 per ounce of silver or the then prevailing spot price for gold and silver for each ounce delivered under the stream. This price will escalate by 1% per annum following the third anniversary of the closing. As at December 31, 2016, Candelaria has delivered 145,864 ounces of gold and 2.5 million ounces of silver since the stream was acquired in November 2014. Deliveries received in 2016 converted to 73,410 GEOs, of which 71,378 GEOs were sold in 2016.

Antamina

The Company owns a silver stream on Teck Resources Limited’s 22.5% interest in the Antamina mine located in Peru, subject to a fixed silver payability of 90%. Franco-Nevada pays 5% of the spot silver price for each ounce of silver delivered under the stream. The stream will reduce by one-third after 86 million ounces have been delivered under the stream agreement. As at December 31, 2016, Antamina has delivered 5.4 million ounces of silver since the stream was acquired in October 2015. Deliveries in 2016 converted to 60,273 GEOs.

14	2016 Annual Report	FNV TSX NYSE

Palmarejo-Guadalupe

Until July 2016, the Company owned a 50% gold stream on the Palmarejo silver and gold project. The Palmarejo stream covered 50% of the gold production from the Palmarejo project, included a monthly minimum of 4,167 ounces and was capped at 400,000 ounces. The Company paid Coeur the lesser of $400 per ounce, subject to an annual 1% inflation adjustment commencing in January 2013, and the prevailing spot price, for each ounce of gold delivered under the stream agreement. In July 2016, the 400,000 minimum ounce obligation was met at which point the Palmarejo stream was terminated and the Guadalupe stream became effective. Franco-Nevada believes the new agreement improves mine economics for Coeur and extends the mine life of the entire Palmarejo operation. The $22.0 million deposit provided by Franco-Nevada was used to partially fund the development of the Guadalupe underground mine on the Palmarejo property. Ongoing payments will be equal to the lesser of $800 per ounce (no inflation adjustment) and the then prevailing spot price for gold for each ounce delivered under the new stream agreement. In 2016, the Company received a combined 36,386 ounces of gold from the Palmarejo-Guadalupe streams, of which 7,058 GEOs were delivered as part of the Guadalupe agreement.

Sudbury Basin

The Company has an agreement to purchase 50% of the gold equivalent ounces of the gold, platinum and palladium contained in ore mined and shipped from the KGHM International Ltd. operations in Sudbury, Ontario. The Company will pay for each gold equivalent ounce delivered, a cash payment of the lesser of $400 per ounce (subject to a 1% annual inflationary adjustment starting in July 2011) or the then prevailing market price per ounce of gold. In 2016, the Company received 23,539 GEOs from its Sudbury Basin assets.

Significant Mineral Interests — 2015

The most significant mineral assets which contributed to our 2015 performance were our Candelaria stream (86,824 GEOs), Palmarejo stream (51,420 GEOs), Sabodala 6% gold stream (fixed to 22,500 ounces annually until 2019) (24,375 GEOs) and Mine Waste Solutions 25% gold stream (22,616 GEOs).

Significant Oil & Gas Interests

The most significant Oil & Gas asset which contributed to our 2016 performance was the following:

Weyburn

The Weyburn Unit is located in Saskatchewan, Canada and is operated by Cenovus Energy Inc. The Company holds an 11.71% net royalty interest (“NRI”), a 0.44% royalty interest and a 2.56% working interest in the Weyburn Unit. The Company takes product-in-kind for the working interest and NRI portions of this production and markets it through a third-party. An NRI is a royalty interest that is paid net of operating and capital costs. In 2016, the Company recognized $23.6 million in revenue from its Weyburn interest.

Significant Oil & Gas Interests — 2015

In 2015, the Weyburn interest was also our most significant Oil & Gas asset, contributing $21.1 million in revenue.

Significant Projects Under Development

The Company’s most significant mineral asset under development is the Cobre Panama gold and silver stream. Under its agreement with First Quantum, which owns 80% of the project, Franco-Nevada will provide a maximum of $1 billion in deposit pro-rata on a 1:3 ratio of First Quantum’s share of the capital costs. According to First Quantum, the project was 46% complete as of year-end, has an estimated capital cost of $5.48 billion, and is scheduled for a phased commissioning in late 2018 and continued ramp-up in 2019. At December 31, 2016, the Company has funded a total of $462.2 million of its $1 billion commitment.

Cash flows from the Company’s interest in the STACK shale play in Oklahoma’s Anadarko basin, which closed in Q4/2016, are expected to grow substantially as the top two operators of the lands, Newfield Exploration and Devon Energy, have announced the STACK assets would be a major focus of their capital spending.

The Gold Investment that WORKS	Franco-Nevada Corporation	15

OVERVIEW OF FINANCIAL PERFORMANCE —Q4/2016 TO Q4/2015

The prices of precious metals, oil and gas and the actual production from mineral and oil & gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rate during the periods presented.

					QOQ	YOY
Quarterly average prices and rates		Q4/2016	Q3/2016	Q4/2015	(Q4/16‑Q3/16)	(Q4/16‑Q4/15)
Gold[1]	($/oz)	$1,218	$1,335	$1,104	(8.8%)	10.3%
Silver[2]	($/oz)	17.18	19.62	14.76	(12.4%)	16.4%
Platinum[3]	($/oz)	944	1,084	908	(12.9%)	4.0%
Palladium[3]	($/oz)	684	676	606	1.2%	12.9%

Edmonton Light	(C$/bbl)	60.70	54.41	52.46	11.6%	15.7%
Quality Differential	(C$/bbl)	(5.83)	(3.80)	(8.14)	53.4%	28.4%
Realized oil price	(C$/bbl)	54.87	50.61	44.32	8.4%	23.8%

CAD/USD exchange rate[4]		0.7496	0.7663	0.7492	(2.2%)	0.1%

1Based on LBMA Gold Price PM Fix.

2Based on LBMA Silver Price.

3Based on London PM Fix.

4Based on Bank of Canada noon rates.

Revenue and Gold Equivalent Ounces

Revenue for Q4/2016 was $155.3 million compared with $121.3 million for Q4/2015, an increase of 28.0%. The increase year-over-year is due to the increase of GEOs sold of 121,910 GEOs in Q4/2016, an increase of 14.7% from 106,312 GEOs in Q4/2015, coupled with higher average precious metals prices. Of this $155.3 million in revenue, precious metals revenue comprised 91.9%, compared to 94.6% in Q4/2015, while revenue from the Americas was 87.2%, compared to 84.1% in Q4/2015.

Quarterly Revenue by Commodity and Geography

(expressed in millions)

$120
$100
$80
$60
$40
$20
$0
$112.8
$88.0
$18.9
$21.9
$7.9
$8.0
$2.1
$2.2
$4.4
$10.4
Gold
Silver
PGM
Other Minerals
Oil & Gas
2015
2016

16	2016 Annual Report	FNV TSX NYSE

The following table outlines GEOs and revenue attributable to Franco-Nevada for the three months ended December 31, 2016 and 2015 by commodity, geographical location and type of interest:

	Gold Equivalent Ounces[1]			Revenue (in millions)
For the three months ended December 31,	2016	2015	Variance	2016	2015	Variance
Commodity
Precious Metals
Gold	93,775	79,800	13,975	$112.8	$88.0	$24.8
Silver	18,650	17,112	1,538	21.9	18.9	3.0
PGM	7,611	7,523	88	8.0	7.9	0.1
Precious Metals – Total	120,036	104,435	15,601	142.7	114.8	27.9
Other Minerals	1,874	1,877	(3)	2.2	2.1	0.1
Oil & Gas	—	—	—	10.4	4.4	6.0
	121,910	106,312	15,598	$155.3	$121.3	$34.0
Geography
United States	23,052	20,141	2,911	$28.7	$22.2	$6.5
Canada	21,818	20,215	1,603	34.7	26.2	8.5
Latin America	60,808	48,243	12,565	72.1	53.6	18.5
Rest of World	16,232	17,713	(1,481)	19.8	19.3	0.5
	121,910	106,312	15,598	$155.3	$121.3	$34.0
Type
Revenue-based	23,387	26,213	(2,826)	$31.0	$29.7	$1.3
Streams	77,197	65,822	11,375	90.7	72.2	18.5
Profit-based	9,628	10,705	(1,077)	16.8	13.0	3.8
Other	11,698	3,572	8,126	16.8	6.4	10.4
	121,910	106,312	15,598	$155.3	$121.3	$34.0

1Refer to Note 1 at the bottom of page 8 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 16 of this MD&A for indicative prices which may be used in the calculations of GEOs.

GEOs and revenue from precious metals were earned from the following geographical locations:

	Gold Equivalent Ounces[1]			Revenue (in millions)
For the three months ended December 31,	2016	2015	Variance	2016	2015	Variance
Geography for Precious Metals
Precious Metals
United States	22,971	20,064	2,907	$27.8	$22.1	$5.7
Canada	20,849	19,196	1,653	24.0	20.7	3.3
Latin America	60,808	48,243	12,565	72.1	53.6	18.5
Rest of World	15,408	16,932	(1,524)	18.8	18.4	0.4
Precious Metals - Total	120,036	104,435	15,601	$142.7	$114.8	$27.9
Other Minerals	1,874	1,877	(3)	2.2	2.1	0.1
Oil & Gas	—	—	—	10.4	4.4	6.0
	121,910	106,312	15,598	$155.3	$121.3	$34.0

1Refer to Note 1 at the bottom of page 8 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 16 of this MD&A for indicative prices which may be used in the calculations of GEOs.

The Gold Investment that WORKS	Franco-Nevada Corporation	17

GEO Reconciliation —Q4/2015 to Q4/2016

Revenue from precious metals assets was $142.7 million in Q4/2016 compared to $114.8 million in Q4/2015, reflecting 120,036 GEOs from precious metals assets, an increase of 14.9% from 104,435 GEOs in Q4/2015. The largest component of these increases was contributed by our Latin American assets which realized an increase of 26.0% in GEOs, and 34.5% in revenue compared to the prior year.

GEOs and revenue increases for the quarter are attributable to the following:

•	The Company received 22,927 GEO deliveries from Antapaccay, a stream added in the first quarter of 2016.
•

The Company received its first full quarter delivery from South Arturo, totaling 8,808 GEOs, which poured its first gold in August 2016. South Arturo is a mine operated by a joint venture between Barrick and Premier Gold Mines Limited on which the Company owns a 4‑9% gross royalty.

•

The Company received 3,750 GEOs under its Karma stream, of which 2,500 were sold in Q4/2016, with 1,250 ounces remaining in inventory at December 31, 2016. Deliveries from Karma are fixed in the initial years at a rate of 1,250 ounces per month. Karma poured its first gold in April 2016 and is operated by Endeavour Mining Corporation.

The above significant increases in GEOs were partially offset by decreases in GEO deliveries compared to Q4/2015 from the following assets:

•	Goldstrike (decrease of 6,145 GEOs) with fewer ounces received under both the NSR and NPI.
•

Guadalupe (a decrease of 5,443 GEOs). The agreement for Palmarejo ended in July 2016 as Coeur met its obligation to deliver 400,000 ounces. Deliveries in Q4/2016 were under the new Guadalupe agreement.

•	Antamina (decrease of 2,402 GEOs), as Q4/2016 deliveries were net of adjustments reflecting final settlements of provisional priced sales.

During Q4/2016, 1,310,124 ounces of silver were delivered from our Candelaria, Antapaccay, Antamina and Cerro San Pedro interests which were converted to 18,650 GEOs.

Other Minerals generated 1,874 GEOs and $2.2 million in revenue.

At December 31, 2016, there remains $2.7 million in inventory for 7,126 gold ounces which were delivered under our Candelaria, Sabodala, Karma, MWS and Klondex agreements that had not been sold at year-end.

Oil & Gas assets generated revenue of $10.4 million for the quarter (96% oil and 4% gas), compared to $4.4 million for the same period of 2015 (96% oil and 4% gas), an increase of 136.4%. Production for the quarter was 12.2% higher than in Q4/2015; coupled with higher oil prices and lower operating costs from the operators. The actual realized price was 24% higher in Q4/2016, at C$54.87/boe compared to C$44.32/boe for Q4/2015.

Revenue from the Weyburn Unit for the quarter increased to $7.9 million (2015 - $3.5 million) with $5.1 million earned from the NRI (2015 - $1.1 million), $2.4 million earned from the working interest (2015 - $2.0 million) and $0.4 million earned from the overriding royalties (2015 - $0.4 million). Revenue from the Weyburn NRI was higher due to the lower operating costs. Operating and capital expenses were 21% and 48% lower in Q4/2016 compared to Q4/2015, respectively. The actual realized price from the NRI was 22% higher in Q4/2016, at C$55.57/boe compared to C$45.68/boe for Q4/2015.

Oil & Gas revenue also included $0.9 million from the STACK acquisition.

18	2016 Annual Report	FNV TSX NYSE

Operating Costs and Expenses

The following table provides a list of operating costs and expenses incurred in the periods presented:

	Three months ended December 31,
(expressed in millions)	2016	2015	Variance
Costs of sales	$25.7	$24.3	$1.4
Depletion and depreciation	67.2	65.8	1.4
Corporate administration	5.8	2.9	2.9
Business development	2.3	(0.1)	2.4
Impairment charges	67.5	62.8	4.7
Gain on sale of royalty interest	(14.1)	—	(14.1)
(Gain) loss on sale of gold bullion	0.5	1.7	(1.2)
	$154.9	$157.4	$(2.5)

Costs of Sales

The following table provides a breakdown of cost of sales incurred in the periods presented:

	Three months ended December 31,
(expressed in millions)	2016	2015	Variance
Cost of stream sales	$25.4	$20.8	$4.6
Cost of prepaid ounces	1.2	1.7	(0.5)
Mineral production taxes	(1.8)	0.8	(2.6)
Oil & Gas operating costs	0.9	1.0	(0.1)
	$25.7	$24.3	$1.4

The increase of $1.4 million is primarily attributable to more stream ounces delivered pursuant to the various stream agreements and sold in Q4/2016 when compared to Q4/2015. The ongoing stream cost per ounce are either a fixed amount per ounce delivered (adjusted for inflation each year) or an amount based as a percentage of spot price of gold or silver. Of the 83,656 GEOs delivered pursuant to its stream agreements, the Company sold 77,197 GEOs in Q4/2016 compared to 65,822 GEOs sold in Q4/2015. The cost of $2.1 million of the 6,459 GEOs that were not sold at year-end is presented as inventory in other current assets on the Company’s statement of financial position as at December 31, 2016 (2015 — nil).

Offsetting the increase in cost of stream sales is a decrease in mineral production taxes, and the cost of prepaid ounces. The mineral production taxes decrease in Q4/2016 compared to Q4/2015 reflects a refund of withholding taxes from an operator as a result of changes in the Nevada net proceeds tax legislature. The decrease in  the cost of prepaid ounces recognized in Q4/2016 compared to Q4/ 2015 is due to fewer ounces sold, of 1,333 GEOs compared to 1,875 GEOs. Although prepaid ounces received in Q4/2016 increased relative to the prior year period, fewer ounces were sold. Included in inventory at December 31, 2016 is the cost of the 667 prepaid ounces that remained unsold of $0.6 million (2015 — nil).

Costs of Sales Reconciliation —Q4/2015 to Q4/2016

(expressed in millions)

The Gold Investment that WORKS	Franco-Nevada Corporation	19

Depletion and Depreciation

Depletion and depreciation totaled $67.2 million for the quarter compared to $65.8 million in Q4/2015. The majority of the increase of $1.4 million is due to the depletion expense of $13.8 million associated with Antapaccay, a significant stream acquisition completed in February 2016, $7.2 million in relation to South Arturo, which commenced commercial production in August 2016, and $2.1 million for Karma for which deliveries started in the first quarter of 2016. These increases were partially offset by lower depletion on Goldstrike, Guadalupe and Antamina, reflecting lower production in Q4/2016 compared to Q4/2015.

Depletion Reconciliation —Q4/2015 to Q4/2016

(expressed in millions)

Corporate Administration

The following table provides a breakdown of corporate administration expenses incurred for the periods presented:

	Three months ended December 31,
(expressed in millions)	2016	2015	Variance
Salaries and benefits	$3.4	$1.2	$2.2
Professional fees	0.3	0.2	0.1
Office costs	0.2	0.2	—
Board of Directors cost	(0.2)	0.3	(0.5)
Share-based compensation	1.3	0.1	1.2
Other	0.8	0.9	(0.1)
	$5.8	$2.9	$2.9

Corporate administration expenses, representing 3.7% of revenue for Q4/2016, increased to $5.8 million from $2.9 million in the same period in 2015, primarily as a result of higher incentive compensation expense in recognition of the Company’s performance. This was partly offset by a decrease in costs related to the Company’s Board of Directors, which includes the mark-to-market of the value of deferred share units that are granted to directors of the Company. As the Company’s share price decreased from September 30, 2016 to December 31, 2016, the Company recognized a decrease in the value of the deferred share unit liability.

Business Development Expenses

Business development expenses totaled $2.3 million compared to a recovery of $0.1 million in Q4/2015. Timing and amount of these costs typically vary depending upon the level of business development related activity, and the timing of completing transactions. Business development expenses related to completed transactions are capitalized to the relevant mineral interest asset following the closing of transactions.

20	2016 Annual Report	FNV TSX NYSE

Impairment Charges

Impairments of royalty, stream and working interests were $67.5 million for Q4/2016, compared to $62.8 million in Q4/2015.

Impairment charges in Q4/2016 related to the Cooke 4 underground mine, on which the Company holds a 7% gold stream. The impairment was a result of the announcement in October 2016 from Sibanye that it had ceased operations at Cooke 4 due to continued operational losses. The Company conducted an impairment analysis and estimated the net present value of the estimated future cash-flows expected to be generated by the mining of the Cooke 4 tailings. Key assumptions used in the impairment testing included timing of the expected future cash flows, long-term forecasted gold prices, which the Company estimated at $1,321/oz, and the discount rate of 8%. As a result of this analysis, the Company estimated the recoverable amount of its Cooke 4 asset to be $2.1 million.

Impairment charges in Q4/2015 included a charge on the Company’s Weyburn and Midale oil interests of $41.3 million and $7.0 million, respectively, which were the result of a significant deterioration of oil prices in 2015 which impacted the Canadian oil industry and results of annual reserve assessments. The Red Lake (Phoenix) mineral asset, operated by Rubicon Minerals Corporation, was also impaired with a charge of $11.4 million, following a significant decrease in the project’s mineral resources.

Gain on Disposal of Royalty Interest

In October 2016, Kirkland Lake exercised its option to buy back 1% of an overlying 2.5% NSR for aggregate cash consideration of $30.3 million ($36.0 million less royalty proceeds previously received attributable to the buy-back portion of the NSR). The Company recognized a gain on disposal of $14.1 million in the consolidated statement of income and comprehensive income (loss) for the year ended December 31, 2016.

Gain or Loss on Sale of Gold Bullion

The Company recognized a gain on the sale of gold bullion of $0.5 million in Q4/2016, compared to a loss of $1.7 million in Q4/2015. Gold bullion is physical ounces of gold which Company receives as settlement from certain of the Company’s royalty interests, and is presented as other current assets on the statement of financial position.

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	Three months ended December 31,
(expressed in millions)	2016	2015	Variance
Foreign exchange loss	$(0.3)	$(0.6)	$0.3
Mark-to-market gain (loss) on warrants	0.4	(0.2)	0.6
Other	0.5	—	0.5
	$0.6	$(0.8)	$1.4

Foreign exchange losses and other income/expenses were comprised of a foreign exchange loss of $0.3 million, compared to $0.6 million in Q4/2015, reflecting a slight weakening of the U.S. dollar relative to the Canadian dollar. Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar.

Other items included a mark-to-market gain of $0.4 million (2015 — loss of $0.2 million) on warrants on various publicly-listed companies.

Gain on Investments

Gain on investments in Q4/2016 include a gain on the sale of available-for-sale securities of $1.2 million (2015 — $nil), and $6.7 million of gain realized on the share exchange of one of the Company’s available-for-sale securities. Under IFRS, share exchanges are considered a disposal at fair market value. Any unrealized gain or loss is deducted from comprehensive income (loss) and recognized in the statement of income (loss).

The Gold Investment that WORKS	Franco-Nevada Corporation	21

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	Three months ended December 31,
(expressed in millions)	2016	2015	Variance
Finance Income
Interest	$0.9	$2.1	$(1.2)
	$0.9	$2.1	$(1.2)
Finance Expenses
Standby Charges	$0.6	$0.3	$0.3
Interest	—	0.8	(0.8)
Amortization	0.2	0.3	(0.1)
	$0.8	$1.4	$(0.6)

Finance income was $0.9 million (2015 - $2.1 million) for the quarter while finance expenses were $0.8 million (2015 - $1.4 million). Finance income is earned on our cash equivalents and/or short-term investments. Finance income also includes interest income in the amount of $0.5 million accrued on the Noront Resources Ltd. (“Noront”) loan during Q4/2016. Finance expenses consist of the costs of standby charges, which represent the costs of maintaining our credit facility; and amortization of the costs incurred with respect to the initial set-up or subsequent amendments of the facility. In Q4/2016, the Company incurred no interest expense as it had not drawn on its credit facility.

Income Taxes

Franco-Nevada had an income tax expense of $13.4 million (2015 — recovery of $4.9 million) for the quarter comprised of a current income tax expense of $11.2 million (2015 - $5.3 million) and a deferred income tax expense of $2.2 million (2015 — recovery of $10.2 million). The income tax expense as a percentage of net income before tax for Q4/2016 increased year-over-year as a result of an impairment of streams and other one-time adjustments.

Net Income

Net loss for Q4/2016 was $4.5 million, or $0.03 per share, compared to $31.4 million, or $0.20 per share, for the same period in 2015. Adjusted Net Income was $42.9 million, or $0.24 per share, compared to $23.7 million, or $0.15 per share, earned in Q4/2015. The decrease in net loss and increase in Adjusted Net Income was driven primarily by higher revenue due to asset acquisitions completed in 2016, such as the Antapaccay mineral stream and the STACK oil interest, as well as mineral assets which commenced commercial production such as Karma and South Arturo. In both Q4/2016 and Q4/2015, impairment charges were recorded in the amounts of $67.5 million and $62.8 million, respectively. However, the net loss in Q4/2016 was partly reduced by the gain of $14.1 million realized on the Kirkland Lake buy-back.

22	2016 Annual Report	FNV TSX NYSE

OVERVIEW OF FINANCIAL PERFORMANCE — 2016 TO 2015

The prices of precious metals, oil and gas and the actual production from mineral and oil & gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Annual average prices and rates		2016	2015	Variance %
Gold[1]	($/oz)	$1,248	$1,160	7.6%
Silver[2]	($/oz)	17.20	15.68	9.7%
Platinum[3]	($/oz)	987	1,054	(6.4)%
Palladium[3]	($/oz)	613	691	(11.3)%

Edmonton Light	C$/bbl	52.84	57.47	(8.1)%
Quality Differential	C$/bbl	(6.57)	(7.54)	12.9%
Realized oil price	C$/bbl	46.27	49.93	(7.3)%

CAD/USD exchange rate[4]		0.7555	0.7820	(3.4)%

1Based on LBMA Gold Price PM Fix

2Based on LBMA Silver Price

3Based on London PM Fix

4Based on Bank of Canada noon rates

Gold Equivalent Ounces and Revenue

In 2016, Franco-Nevada generated revenue of $610.2 million compared with $443.6 million in 2015, an increase of 37.6%. The increase year-over-year is due to 464,383 GEOs sold, an increase of 29.0% over the 360,070 GEOs in 2015, coupled with stronger precious metals prices. For the year ended December 31, 2016, precious metals revenue accounted for 93.7% of total revenue compared to 91.4% in 2015, while revenue generated from the Americas represented 84.1% of revenue compared to 80.0% in 2015.

2016 Revenue by Commodity and Geography

(expressed in millions)

$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$337.5
$425.9
$34.7
$108.5
$33.3
$37.1
$10.1
$8.6
$28.0
$30.1
Gold
Silver
PGM
Other Minerals
Oil & Gas
2015
2016

The Gold Investment that WORKS	Franco-Nevada Corporation	23

The following table outlines GEOs and revenue attributable to Franco-Nevada for the year ended December 31, 2016 and 2015 by commodity, geographical location and type of interest:

	Gold Equivalent Ounces[1]			Revenue (in millions)
For the year ended December 31,	2016	2015	Variance	2016	2015	Variance
Commodity
Precious Metals
Gold	341,379	291,521	49,858	$425.9	$337.5	$88.4
Silver	87,137	30,427	56,710	108.5	34.7	73.8
PGM	28,958	29,335	(377)	37.1	33.3	3.8
Precious Metals - Total	457,474	351,283	106,191	571.5	405.5	166.0
Other Minerals	6,909	8,787	(1,878)	8.6	10.1	(1.5)
Oil & Gas	—	—	—	30.1	28.0	2.1
	464,383	360,070	104,313	$610.2	$443.6	$166.6
Geography
United States	73,155	67,806	5,349	$92.4	$78.1	$14.3
Canada	69,654	60,677	8,977	116.9	97.0	19.9
Latin America	244,137	154,805	89,332	303.7	179.7	124.0
Rest of World	77,437	76,782	655	97.2	88.8	8.4
	464,383	360,070	104,313	$610.2	$443.6	$166.6
Type
Revenue-based	94,072	105,085	(11,013)	$123.5	$127.7	$(4.2)
Streams	321,093	222,670	98,423	401.6	257.6	144.0
Profit-based	25,074	18,420	6,654	45.8	32.1	13.7
Other	24,144	13,895	10,249	39.3	26.2	13.1
	464,383	360,070	104,313	$610.2	$443.6	$166.6

1Refer to Note 1 at the bottom of page 8 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 23 of this MD&A for indicative prices which may be used in the calculations of GEOs.

GEOs and revenue from precious metals were earned from the following geographical locations:

	Gold Equivalent Ounces[1]			Revenue (in millions)
For the year ended December 31,	2016	2015	Variance	2016	2015	Variance
Geography for Precious Metals
Precious Metals
United States	72,764	67,292	5,472	$91.0	$77.5	$13.5
Canada	65,769	57,528	8,241	82.9	65.4	17.5
Latin America	244,137	154,805	89,332	303.7	179.7	124.0
Rest of World	74,804	71,658	3,146	93.9	82.9	11.0
Precious Metals - Total	457,474	351,283	106,191	$571.5	$405.5	$166.0
Other Minerals	6,909	8,787	(1,878)	8.6	10.1	(1.5)
Oil & Gas	—	—	—	30.1	28.0	2.1
	464,383	360,070	104,313	$610.2	$443.6	$166.6

1Refer to Note 1 at the bottom of page 8 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 23 of this MD&A for indicative prices which may be used in the calculations of GEOs.

24	2016 Annual Report	FNV TSX NYSE

GEO Reconciliation — 2015 to 2016

Revenue from precious metals assets was $571.5 million in 2016 compared with $405.5 million in 2015. GEOs sold which were earned from precious metals assets increased by 30.2% to 457,474 GEOs in 2016 from 351,283 GEOs in 2015. The largest increase came from our Latin American assets.

GEOs and revenue increases for the year 2016 are attributable to the following:

•The Company received 73,612 GEO deliveries from Antapaccay. This includes 948,000 silver ounces delivered and sold by the Company. The asset was acquired in the first quarter of 2016.

•The Company received 60,273 GEO deliveries from Antamina in the first full year since acquiring the stream interest in Q4/2015, resulting in an increase of 47,252 GEOs compared to 2015.

•Karma, a stream asset which started deliveries of 1,250 fixed gold ounces per month in March 2016, delivered 12,500 GEOs during the year, of which 11,250 GEOs were sold in 2016.

•South Arturo, which commenced commercial production in August 2016, delivered 11,160 GEOs in 2016, compared to 171 GEOs in 2015.

•The Company also benefited from an increase in revenue from Hemlo, which contributed a total of 9,972 GEOs, an increase of 5,423 GEOs compared to 2015 deliveries, of which 3,180 are from the NPI, reflecting higher gold prices and stronger production in the year 2016.

The above increases were partly offset by the following:

•Candelaria delivered 73,410 GEOs in 2016, a decrease of 15,446 compared to 2015. The decrease compared to the prior year was due to 2015 being an exceptional strong year of production for Candelaria. Of the 73,410 GEOs delivered in 2016, 71,378 GEOs were sold in 2016.

•Deliveries from the Palmarejo agreement ended in July 2016 when Coeur reached the minimum cap of 400,000 ounces. Deliveries from the Palmarejo operations under the new Guadalupe agreement started in October 2016. Overall, Franco-Nevada received a combined 36,386 GEOs, compared to 51,420 GEOs in 2015, a reduction of 15,034 GEOs.

Other minerals generated 6,909 GEOs and $8.6 million in revenue.

At December 31, 2016, there remains $2.7 million in inventory for 7,126 gold ounces which were delivered under our Candelaria, Sabodala, Karma, MWS and Klondex agreements that had not been sold at year-end.

Oil & Gas assets generated revenue of $30.1 million in 2016 (97% oil and 3% gas), compared to $28.0 million for 2015 (95% oil and 5% gas), an increase of 7.5%. The increase is due to lower production costs and slightly higher production, which was 0.3% higher than in 2015.

Revenue from the Weyburn Unit for the period increased to $23.6 million (2015 - $ 21.1 million) with $14.5 million earned from the NRI (2015 - $11.4 million), $7.8 million earned from the working interest (2015 - $8.2 million) and $1.3 million earned from the overriding royalties (2015 - $1.5 million). Revenue from the Weyburn NRI was higher due to the lower production costs. Operating and capital expenditures decreased by 18% and 31% in 2016, respectively. Actual realized price from the NRI was C$46.91/boe for the period, down 6% from the realized price of C$50.06/boe for 2015.

The Gold Investment that WORKS	Franco-Nevada Corporation	25

Operating Costs and Expenses

The following table provides a list of operating costs and expenses incurred for the year ended December 31, 2016 and 2015.

	Year ended December 31,
(expressed in millions)	2016	2015	Variance
Costs of sales	$105.8	$93.1	$12.7
Depletion and depreciation	273.8	216.3	57.5
Corporate administration	20.7	15.1	5.6
Business development	3.4	2.7	0.7
Impairment charges	67.5	62.9	4.6
Gain on sale of royalty interest	(14.1)	—	(14.1)
(Gain) loss on sale of gold bullion	(2.3)	2.2	(4.5)
	$454.8	$392.3	$62.5

Costs of Sales

The following table provides a breakdown of cost of sales incurred for 2016 and 2015.

	Year ended December 31,
(expressed in millions)	2016	2015	Variance
Cost of stream sales	$95.6	$80.1	$15.5
Cost of prepaid ounces	6.5	6.6	(0.1)
Production taxes	0.5	2.6	(2.1)
Oil & Gas operating costs	3.2	3.8	(0.6)
	$105.8	$93.1	$12.7

The increase of $12.7 million reflects the increase in the number of stream ounces sold in 2016 compared to 2015. The Company was delivered 328,219 GEOs under its stream agreements in 2016. Of this, 321,093 GEOs were sold in 2016 compared to 222,670 GEOs in 2015. The year-over-year increase reflects deliveries under the Antamina and Antapaccay streams, which were acquired in October 2015 and February 2016, respectively, partly offset by a decrease from the Candelaria and Guadalupe streams which delivered fewer GEOs in 2016 compared to 2015. Oil & Gas operating costs were lower due to production and cost efficiencies implemented by the operators.

Costs of Sales Reconciliation —2015 to 2016

(expressed in millions)

Depletion and Depreciation

Depletion and depreciation totaled $273.8 million for 2016 compared to $216.3 million in 2015. The increase of $57.5 million is largely due to the Antapaccay stream agreement, for which the Company recognized $44.3 million in depletion expense in 2016, and the Antamina acquisition for which depletion expense increased $30.3 million compared to 2015. Depletion expense also increased for the South Arturo and Karma mines, which commenced commercial production in 2016. These increases were partially offset by lower depletion on Candelaria and Guadalupe, where deliveries of GEOs were lower in 2016 than in 2015.

26	2016 Annual Report	FNV TSX NYSE

Depletion Reconciliation — 2015 to 2016

(expressed in millions)

Corporate Administration

	Year ended December 31,
(expressed in millions)	2016	2015	Variance
Salaries and benefits	$7.3	$4.6	$2.7
Professional fees	1.3	0.6	0.7
Office costs	0.8	0.8	—
Board of Directors costs	2.1	0.6	1.5
Share-based compensation	5.0	4.2	0.8
Other	4.2	4.3	(0.1)
	$20.7	$15.1	$5.6

Corporate administration expenses increased to $20.7 million in 2016, from $15.1 million in 2015. The increase is primarily due to higher incentive compensation expense in 2016 than in 2015. Board of Directors costs also increased compared to 2015 as these include the mark-to-market of the value of deferred share units that are granted to directors of the Company. As the Company’s share price increased from December 31, 2015 to December 31, 2016, the Company recognized a higher deferred share unit liability.

Business Development Expenses

Business development expenses for 2016 were $3.4 million, compared to $2.7 million in the same period in 2015. Timing and amount of these costs typically vary based on the business development related activities and the timing of completing transactions.

Impairment Charges

Impairments of royalty, stream and working interests were $67.5 million for 2016, compared to $62.9 million in 2015. Impairment charges in 2016 related to the Cooke 4 underground mine, while 2015 included charges related to the Weyburn and Midale oil interests, and the Red Lake (Phoenix) mineral asset.

Gain on Disposal of Royalty Interest

In October 2016, Kirkland Lake exercised its option to buy back 1% of an overlying 2.5% NSR for aggregate cash consideration of $30.3 million. The Company recognized a gain on disposal of $14.1 million in the consolidated statement of income and comprehensive income (loss) for the year ended December 31, 2016.

Gain or Loss on Sale of Gold Bullion

The Company recognized a gain on the sale of gold bullion of $2.3 million in 2016, compared to a loss of $2.2 million in 2015. Gold bullion is physical ounces of gold received as settlement from certain of the Company’s royalty interests.

The Gold Investment that WORKS	Franco-Nevada Corporation	27

Foreign Exchange and Other Income/Expenses

The following table provides a breakdown of items included in foreign exchange income/losses and other expenses for the year ended December 31, 2016 and 2015.

	Year ended December 31,
(expressed in millions)	2016	2015	Variance
Foreign exchange loss	$(0.6)	$(3.6)	$3.0
Mark-to-market gain (loss) on warrants	0.4	(0.5)	0.9
Other	0.5	—	0.5
	$0.3	$(4.1)	$4.4

Foreign exchange gains and losses include foreign exchange movements related to cash and cash equivalents and investments in debt securities, such as treasury bills and intercompany loans, held in a denomination that differs from the functional currency of the entity in which those balances are held. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar. Under IFRS, all foreign exchange changes related to monetary assets denominated in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income.

Gain on Investments

Gain on investments in 2016 include a gain on sale of available-for-sale securities of $5.7 million (2015 — $0.9), and $6.7 million of gain realized on the share exchange of one of the Company’s available-for-sale securities. Under IFRS, share exchanges are considered a disposal at fair market value. Any unrealized gain or loss is deducted from comprehensive income (loss) and recognized in the statement of income (loss).

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses recognized in 2016 and 2015:

	Year ended December 31,
(expressed in millions)	2016	2015	Variance
Finance Income
Interest	$3.5	$5.3	$(1.8)
	$3.5	$5.3	$(1.8)
Finance Expenses
Standby Charges	$2.2	$1.5	$0.7
Interest	0.8	0.8	—
Amortization	0.6	0.6	—
	$3.6	$2.9	$0.7

Finance income includes interest earned on our cash equivalents and/or short-term investments, as well as interest accrued on the Noront loan receivable. Interest on the Noront loan for 2016 was $1.7 million (2015 - $1.2 million).

Finance expenses increased due to higher standby charges, as a result of the increase in the amount available under the Company’s credit facility, which was increased from $500 million to $1 billion in 2015. Interest expense incurred during the year was in relation to the amount the Company drew down in Q4/2015 of $460.0 million, which was repaid in March 2016. In addition to the $0.8 million interest expensed, $0.7 million was capitalized to the Cobre Panama stream.

Income Taxes

Franco-Nevada had an income tax expense of $45.7 million (2015 — $23.9 million) for the year ended December 31, 2016 comprised of a current income tax expense of $40.9 million (2015 - $26.1 million) and a deferred income tax expense of $4.8 million (2015 — recovery of $2.2 million). The income tax expense as a percentage of net income before tax for 2016 decreased year-over-year as a result of fluctuations in foreign exchange rates, changes in unrealized losses on marketable securities, and other one-time adjustments.

Net Income

Net income in 2016 was $122.2 million, or $0.70 per share, compared to $24.6 million, or $0.16 per share, in 2015. Adjusted Net Income was $164.4 million, or $0.94 per share, compared to $88.9 million, or $0.57 per share, for 2015. The increase in net income and Adjusted Net Income was driven primarily by higher revenue due to asset acquisitions completed in Q4/2015 and Q1/2016, which was partly offset by a corresponding increase in cost of sales and depletion expense.

28	2016 Annual Report	FNV TSX NYSE

SUMMARY OF QUARTERLY INFORMATION

Selected quarterly financial and statistical information for the previous eight quarters1 is set out below:

(in millions, except per share	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
and ounce amounts)	2016	2016	2016	2016	2015	2015	2015	2015
Revenue	$155.3	$172.0	$150.9	$132.0	$121.3	$103.7	$109.4	$109.2
Costs and expenses2, 3	62.0	104.5	100.5	94.9	157.6	77.6	78.6	78.8
Operating income (loss)3	0.4	67.5	50.4	37.1	(36.3)	26.1	30.8	30.4
Other income (expenses)3	8.4	—	3.2	1.0	—	(2.4)	2.1	(2.2)
Income tax expense (recovery)	13.4	12.9	11.3	8.1	(4.9)	8.5	11.3	9.0
Net income (loss)	(4.5)	54.4	42.3	30.0	(31.4)	15.2	21.6	19.2
Basic earnings (loss) per share	$(0.03)	$0.31	$0.24	$0.18	$(0.20)	$0.10	$0.14	$0.12
Diluted earnings (loss) per share	$(0.03)	$0.30	$0.24	$0.18	$(0.20)	$0.10	$0.14	$0.12
Net cash provided by operating actvities3	$121.9	$121.6	$103.5	$124.0	$84.9	$73.0	$72.8	$83.6
Net cash used in investing activities3	(113.3)	(41.5)	(28.1)	(506.9)	(987.7)	(44.6)	(38.5)	(35.3)
Net cash provided by (used in) financing activities	(30.5)	(29.4)	(23.8)	405.4	445.2	(23.2)	(24.3)	(23.6)
Average Gold Price4	$1,218	$1,335	$1,259	$1,181	$1,104	$1,124	$1,193	$1,219
GEOs5	121,910	123,065	112,787	106,621	106,312	85,637	83,040	85,081
Adjusted EBITDA3,6	$122.2	$142.2	$120.3	$104.4	$94.2	$77.5	$82.1	$83.3
Adjusted EBITDA3,6 per share	$0.69	$0.80	$0.68	$0.63	$0.60	$0.49	$0.52	$0.53
Margin3,6	78.7%	82.7%	79.7%	79.1%	77.7%	74.7%	75.1%	76.3%
Adjusted Net Income3,6	$42.9	$53.5	$40.0	$28.0	$23.7	$19.4	$22.9	$22.9
Adjusted Net Income3,6 per share	$0.24	$0.30	$0.22	$0.17	$0.15	$0.12	$0.15	$0.15

1Sum of the quarters may not add up to yearly total due to rounding.

2Includes impairment charges on royalty, stream and working interests.

3In Q3/2016, the Company adopted a retrospective change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows and statement of income and comprehensive income (loss). For further information, refer to Note 2(b) of the consolidated financial statements for the year ended December 31, 2016. The Company’s non-IFRS measures, as defined in pages 37‑39 of this MD&A, were also adjusted accordingly to reflect gains/losses on sales of such gold bullion as an operating activity that is part of the Company’s underlying operating business. Comparative information presented above has been adjusted to conform to current presentation.

4Based on LBMA Gold Price PM Fix.

5GEOs include our gold, silver, platinum, palladium and other mineral assets, and do not include Oil & Gas assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For illustrative purposes, please refer to average commodity price tables on pages 16 and 23 of this MD&A for indicative prices which may be used in the calculation of GEOs.

6Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to pages 37‑39 of this MD&A.

The Gold Investment that WORKS	Franco-Nevada Corporation	29

BALANCE SHEET REVIEW

Summary Balance Sheet and Key Financial Metrics

(expressed in millions, except debt to equity ratio)	December 31, 2016	December 31, 2015
Total cash and cash equivalents	$253.0	$149.2
Current assets	361.2	274.7
Non-current assets	3,860.4	3,399.6
Total assets	$4,221.6	$3,674.3
Current liabilities	37.6	20.8
Non-current liabilities	37.5	490.5
Total liabilities	$75.1	$511.3
Total shareholders’ equity	$4,146.5	$3,163.0
Dividends declared (including DRIP)	$156.8	$129.0
Debt	$—	$457.3
Total common shares outstanding	178.5	156.9
Key Financial Ratios
Working Capital	$323.6	$253.9
Debt to equity	—	0.14:1

Assets

Total assets were $4,221.6 million at December 31, 2016 compared to $3,674.3 million at December 31, 2015. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and current assets of cash and cash equivalents. This reflects our business strategy of growing a diversified portfolio and ensuring cash is available for future acquisitions and dividends. The increase of $547.3 million in total assets as at December 31, 2016 compared to December 31, 2015 reflects the equity financing which completed in Q1/2016, which was used to fund the additions of the Antapaccay stream and STACK royalty agreements of $500.0 million and $100.0 million, respectively, as well as to fund the Company’s capital contribution of $124.3 million towards the Cobre Panama project. These capital expenditures were partly offset by the depletion of royalty, stream and working interests.

Liabilities

Total liabilities at December 31, 2016 were $75.1 million including current and deferred income tax liabilities, a decrease of $436.2 million compared to December 31, 2015, reflecting the repayment of amounts the Company had borrowed under its credit facility in 2015 using proceeds from the equity financing completed in Q1/2016.

Shareholders’ Equity

Shareholders’ equity increased by $983.5 million as at December 31, 2016 compared to December 31, 2015 reflecting an equity offering completed in February 2016 for gross proceeds of $920.1 million, and net income of $122.2 million for the year ended December 31, 2016. The increase in shareholders’ equity was partly offset by declared dividends of $156.8 million, of which $38.7 million were settled through the issuance of common shares pursuant to the Company’s DRIP.

30	2016 Annual Report	FNV TSX NYSE

LIQUIDITY AND CAPITAL RESOURCES

Cash flow generated for the year ended December 31, 2016 and 2015 was as follows:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions)	2016	2015	2016	2015
Cash provided by operating activities1	$121.9	$84.9	$471.0	$314.3
Cash used in investing activities1	(113.3)	(987.7)	(689.8)	(1,106.1)
Cash provided by (used in) financing activities	(30.5)	445.2	321.7	374.1
Effect of exchange rate changes on cash and cash equivalents	(2.7)	1.4	0.9	(25.6)
Change in cash and cash equivalents	$(24.6)	$(456.2)	$103.8	$(443.3)

1.In Q3/2016, the Company adopted a retrospective change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows. Comparative information, including information presented in Quarterly Financial Information on page 29 of this MD&A, has been adjusted to conform to current presentation. For further information, refer to Note 2(b) of the consolidated financial statements for the year ended December 31, 2016.

Operating Cash Flow

Cash generated by operating activities was $121.9 million and $84.9 million for Q4/2016 and Q4/2015, respectively. Cash generated by operating activities was $471.0 million and $314.3 million for the year ended December 31, 2016 and 2015, respectively. The increases are primarily attributable to higher revenues generated since the Antamina and Antapaccay stream acquisitions.

In Q3/2016, the Company adopted a retrospective change in accounting policy with respect to its classification of proceeds from sales of gold bullion in its statement of cash flows. Pursuant to certain of its royalty agreements, the Company receives gold bullion as settlement for amounts which it is due. In prior periods, management had classified proceeds from the sale of such gold bullion as an investing activity based on its intention with respect to the holding period of the gold bullion. As the magnitude and frequency of trading increased over time, management determined the acquisition and subsequent sale of the gold bullion to be an operating activity. As a result, the Company has reclassified the cash proceeds from the sale of such gold bullion, and any related gain or loss arising during the holding period, to be a component of operating income and operating cash flows. Comparative information, including information presented in the “Quarterly Financial Information” section on page 29 of this MD&A, has been adjusted to conform to current presentation. For further information, refer to Note 2(b) of the consolidated financial statements for the year ended December 31, 2016.

Investing Activities

Cash used in investing activities was $113.3 million for Q4/2016 compared to $987.7 million in Q4/2015. Investing activities in Q4/2016 primarily relate to the acquisition of the STACK royalties, and also included the funding of the Cobre Panama stream of $46.6 million. At December 31, 2016, the Company has funded $124.3 million in 2016, for a total of $462.2 million of its total $1 billion commitment to the construction of Cobre Panama. These capital expenditures were partly offset by proceeds from Kirkland Lake’s exercise of its royalty buy-back option.

Cash used in investing activities was $689.8 million for the year ended December 31, 2016 compared to $1,106.1 million in 2015. In addition to the above noted capital expenditures, 2016 capital expenditures also included the Antapaccay acquisition of $500.0 million in February 2016. Funding for the Cobre Panama project totaled $124.3 million in 2016.

Financing Activities

Net cash used in financing activities was $30.5 million for Q4/2016 reflecting payments of cash dividends in Q4/2016. This compares to net cash generated by financing activities of $445.2 million for Q4/2015, which included net drawdowns under the Company’s credit facility of $460.0 million, partly offset by the payment of dividends.

Net cash provided by financing activities was $321.7 million for 2016 compared to $374.1 million for 2015. The net cash provided by financing activities in 2016 is attributable to the funds raised from the equity issuance of 19.2 million common shares resulting in $883.5 million net proceeds to the Company. The inflow from the equity offering was partially used to repay the $460.0 million drawn on the credit facility at December 31, 2015. Comparatively, financing cash inflow for 2015 was provided through the use of the Company’s credit facility of $480.0 million. The Company also paid $118.1 million in cash dividends in 2016, compared to $94.1 million in 2015.

The Gold Investment that WORKS	Franco-Nevada Corporation	31

Capital Resources

As at December 31, 2016, our cash, cash equivalents and short-term investments totaled $253.0 million (December 31, 2015 - $168.0 million). In addition, we held investments at December 31, 2016 with a combined value of $147.4 million (December 31, 2015 - $94.8 million), of which $114.6 million was held in publicly traded equity instruments (December 31, 2015 - $64.5 million).

Further, an amount of $1.0 billion, or its Canadian dollar equivalent, is available under our unsecured credit facility. Advances under the facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. As at March 22, 2017, the full amount of $1 billion is available as the Company has not drawn on the Credit Facility. U.S. and Canadian dollar advances would bear interest at a rate of 4.20% and 2.90%, respectively, with a maturity term of March 22, 2022. Funds can also be drawn using LIBOR 30‑day rates plus 120 basis points.

In addition, on March 20, 2017, the Company’s subsidiary, Franco-Nevada (Barbados) Corporation, entered into an unsecured revolving credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. The FNBC Credit Facility has a maturity date of March 20, 2018. The Company has the option of requesting, during a period of time surrounding each anniversary date, up to two additional one-year extensions of the maturity term.

Advances under the FNBC Credit Facility can be drawn as base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus 0.35% per annum; or as LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR plus 1.35% per annum.

The Credit Facility is subject to a standby fee of 0.27% per annum.

As at December 31, 2016, there were 6,510,280 warrants outstanding with an exercise price of C$75.00 per warrant and an expiry date of June 16, 2017. Should the entirety of these warrants be exercised prior to their expiry, the Company would receive proceeds of C$488.3 million. The Company’s share price on the Toronto Stock Exchange closed at C$80.28 on December 31, 2016, and at C$87.56 on March 21, 2017.

Management’s objectives when managing capital are to:

(a)ensure the preservation and availability of capital not being used for long-term investments by investing in low risk investments with high liquidity; and

(b)ensure that adequate levels of capital are maintained to meet the Company’s operating requirements and other current liabilities.

As at December 31, 2016, the majority of funds were held in cash deposits with several financial institutions. Franco-Nevada invests its excess funds in term deposits. Certain investments with terms to maturity upon acquisition of three months, or 92 days or less, and were classified as term deposits.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rate as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of  volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in our Canadian and Australian entities due to their respective functional currencies. During the year, the Canadian dollar traded in a range of $0.6854 to $0.7972, closing the year at $0.7448, and the Australian dollar traded between $0.6869 and $0.7803, closing the year at $0.7207.

Our near-term cash requirements include funding of the acquisition of the U.S. oil & gas royalties in the Midland Basin, commitments under the Cobre Panama stream agreement, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty and stream revenues. As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of our credit facility. We believe that our current cash resources, our available credit facility and future cash flows will be sufficient to cover the cost of our commitments under the various stream agreements, administrative expenses, costs of operations and dividend payments for the foreseeable future.

32	2016 Annual Report	FNV TSX NYSE

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased					Per Ounce Cash Payment [1,2]
											Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	Agreement3		Contract
Antamina	0%		22.5%	[4]	0%	n/a		5%	[5]	n/a	40 years		7‑Oct‑15
Antapaccay	— %	[6]	— %	[7]	0%	20%	[8]	20%	[9]	n/a	40 years		10‑Feb‑16
Candelaria	68%	[10]	68%	[10]	0%	$400		$4.00		n/a	40 years		6‑Oct‑14
Cobre Panama	— %	[11]	— %	[12]	0%	$406		$6.09		n/a	45 years		2‑Nov‑15
Karma	4.875%	[13]	0%		0%	20%	[14]	n/a		n/a	40 years		11‑Aug‑14
Guadalupe	50%		0%		0%	$800		n/a		n/a	40 years		2‑Oct‑14
Sabodala	6%	[15]	0%		0%	20%	[16]	n/a		n/a	40 years		12‑Dec‑13
MWS	25%		0%		0%	$400		n/a		n/a	40 years	[17]	2‑Mar‑12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5‑Nov‑09
Sudbury[18]	50%		0%		50%	$400		n/a		$400	40 years		15‑Jul‑08
1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Palmarejo.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

7

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered, thereafter 63.4% of the gold in concentrate.

12

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver

13	Gold deliveries are fixed at 15,000 ounces per annum until February 28, 2021. Thereafter, percentage is 4.875%.
14	Purchase price is 20% of the average gold price at the time of delivery.
15	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
16	Purchase price is 20% of prevailing market price at the time of delivery.
17	Agreement is capped at 312,500 ounces of gold.
18	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.

Cobre Panama Stream Agreement

The Company has funding commitments under the Cobre Panama stream agreement as described in the Guidance section above.

The Gold Investment that WORKS	Franco-Nevada Corporation	33

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions are the following:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For oil & gas interests, the estimated reserves in the annual reserve reports prepared by an independent petroleum consultant engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Impairment of Royalty, Stream and Working Interests

Assessment of impairment of royalty, stream, working interests and oil & gas well equipment requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and working interests, investments measured at cost and/or oil & gas equipment. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, investments measured at cost, or oil & gas well equipment could impact the impairment analysis.

Asset Acquisition

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

34	2016 Annual Report	FNV TSX NYSE

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 Financial Instruments which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. Based ono its assessment to date, the Company is currently assessing the impact of IFRS 9 on the consolidated financial statements. Based on its assessment to date, the following summarizes the expected impact of IFRS 9 upon adoption:

•The Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income, where they will be recorded initially at fair value with changes in fair value recognized in other comprehensive income which will not be subsequently transferred into earnings (loss). If the Company does not make this election, changes in fair value of the equity securities will be recognized in earnings (loss).

•The Company will be required to evaluate its financial assets for impairment based on an expected credit loss model, rather than an incurred loss model currently being applied under IAS 39. The Company’s financial assets which are currently subject to credit risk include cash and cash equivalents, short-term investments, receivables and loan receivables.

•Under IAS 39, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured can currently be measured at cost. This cost exemption is not included in IFRS 9. However, IFRS 9 contains guidance on when cost may be the best estimate of fair value and also when it might not be representative of fair value. The Company holds one equity investment at cost, with a carrying value of $3.8 million at December 31, 2016.

•The reformed approach to hedge accounting is not expected to have a significant impact on the Company.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with early adoption permitted. The Company is in the process of assessing the impact of IFRS 15 on the consolidated financial statements. While the Company does not anticipate significant changes in the gross amounts of revenue recognized, the timing of when revenue is recognized may differ under the new standard if the timing of transfer of control to customers is different from the current “transfer of risk and rewards” model and/or if there are additional performance obligations identified under IFRS 15.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company has not yet assessed the impact of adopting this new standard, but plans to commence an assessment of the requirements in 2017.

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IAS 12 Income Taxes

IAS 12 Income taxes provides guidance on the recognition of deferred tax assets. In January 2016 the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for annual periods beginning on or after January 1, 2017. The Company will adopt the amendments to IAS 12 in its financial statements for the annual period beginning January 1, 2017. The adoption of the amendments does not have a material impact on the consolidated financial statements.

OUTSTANDING SHARE DATA

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our Annual Information Form for the year ended December 31, 2016, a copy of which can be found on SEDAR at www.sedar.com and in our 40‑F, a copy of which can be found on EDGAR at www.sec.gov.

As of March 21, 2017, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	178,483,895
Issuable upon exercise of Franco-Nevada warrants1	6,508,524
Issuable upon exercise of Franco-Nevada options2	1,304,328
Issuable upon exercise of special warrant3	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	138,614
Diluted common shares	188,435,361

1The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

2There were 1,304,328 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$75.45 per share.

3In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable into 2,000,000 purchase share warrants once Taseko’s New Prosperity project gets fully permitted and financed. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017. New Prosperity’s most recent permit application was denied in 2014.

Franco-Nevada has not issued any preferred shares.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

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Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control — Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that Franco-Nevada’s internal control over financial reporting was effective as of December 31, 2016.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a — 15(e) and Rule 15d — 15(e) under the U.S. Securities Exchange Act of 1934), and based on that evaluation the CEO and the CFO have concluded that as of December 31, 2016, Franco-Nevada’s disclosure controls and procedures were effective.

For the year ended December 31, 2016, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Franco-Nevada’s report of management’s assessment regarding internal control over financial reporting (as defined in Rule 13a‑15(f) or 15d‑15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management’s Report on Internal Control over Financial Reporting that accompanies Franco-Nevada’s Annual Consolidated Financial Statements for the fiscal year ended December 31, 2016.

NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•Income tax expense/recovery;

•Finance expenses;

•Finance income;

•Depletion and depreciation;

•Non-cash costs of sales;

•Impairment charges related to royalty, stream and working interests;

•Impairment of investments;

•Gains/losses on sale of royalty, stream and working interests;

•Gains/losses on investments;

•Foreign exchange gains/losses and other income/expenses; and

•Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. The Company also uses Margin, which is defined as Adjusted EBITDA divided by revenue, in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and Earnings per Share, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts,  and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

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Reconciliation of Net Income to Adjusted EBITDA:

	Three months ended		Year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2016	2015	2016	2015
Net Income (Loss)	$(4.5)	$(31.4)	$122.2	$24.6
Income tax expense (recovery)	13.4	(4.9)	45.7	23.9
Finance expenses	0.8	1.4	3.6	2.9
Finance income	(0.9)	(2.1)	(3.5)	(5.3)
Depletion and depreciation	67.2	65.8	273.8	216.3
Non-cash costs of sales	1.2	1.7	6.5	6.6
Impairment charges	67.5	62.8	67.5	62.9
Impairment of investments	—	0.1	—	2.0
Gain on sale of royalty interest	(14.1)	—	(14.1)	—
Gain on investments	(7.9)	—	(12.4)	(0.9)
Foreign exchange (gains)/losses and other (income)/expenses	(0.5)	0.8	(0.2)	4.1
Adjusted EBITDA	$122.2	$94.2	$489.1	$337.1
Basic Weighted Average Shares Outstanding	178.3	156.8	175.2	156.9
Basic EPS	$(0.03)	$(0.20)	$0.70	$0.16
Income tax expense (recovery)	0.08	(0.03)	0.26	0.15
Finance expenses	—	0.01	0.02	0.02
Finance income	(0.01)	(0.01)	(0.02)	(0.03)
Depletion and depreciation	0.38	0.42	1.55	1.38
Non-cash costs of sales	0.01	0.01	0.04	0.04
Impairment charges	0.38	0.40	0.39	0.40
Impairment of investments	—	—	—	0.01
Gain on sale of royalty interest	(0.08)	—	(0.08)	—
Gain on investments	(0.04)	—	(0.07)	—
Foreign exchange (gains)/losses and other (income)/expenses	—	—	—	0.03
Adjusted EBITDA per share	$0.69	$0.60	$2.79	$2.16

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. The Company uses Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	Three months ended		Year ended
	December 31,		December 31,
(expressed in millions, except Margin)	2016	2015	2016	2015
Net Income (Loss)	$(4.5)	$(31.4)	$122.2	24.6
Income tax expense (recovery)	13.4	(4.9)	45.7	23.9
Finance expenses	0.8	1.4	3.6	2.9
Finance income	(0.9)	(2.1)	(3.5)	(5.3)
Depletion and depreciation	67.2	65.8	273.8	216.3
Non-cash costs of sales	1.2	1.7	6.5	6.6
Impairment charges	67.5	62.8	67.5	62.9
Impairment of investments	—	0.1	—	2.0
Gain on sale of royalty interest	(14.1)	—	(14.1)	—
Gain on investments	(7.9)	—	(12.4)	(0.9)
Foreign exchange (gains)/losses and other (income)/expenses	(0.5)	0.8	(0.2)	4.1
Adjusted EBITDA	$122.2	$94.2	$489.1	$337.1
Revenue	155.3	121.3	610.2	443.6
Margin	78.7%	77.7%	80.2%	76.0%

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Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•Foreign exchange gains/losses and other income/expenses;

•Impairment charges related to royalty, stream and working interests;

•Impairment of investments;

•Gains/losses on sale of royalty, stream and working interests;

•Gains/losses on investments;

•Unusual non-recurring items; and

•Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and Earnings per Share, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	Three months ended		Year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2016	2015	2016	2015
Net Income (Loss)	$(4.5)	$(31.4)	$122.2	$24.6
Foreign exchange (gains)/losses and other (income)/expenses	(0.5)	0.8	(0.2)	4.0
Impairment charges	67.5	62.8	67.5	62.9
Impairment of investments	—	0.1	—	2.0
Gain on sale of royalty interest	(14.1)	—	(14.1)	—
Gain on investments	(7.9)	—	(12.4)	(0.9)
Tax effect of adjustments	4.3	(11.9)	4.7	(9.6)
Other tax related adjustments:
Indexation adjustment	—	—	0.1	(0.4)
Valuation allowance	(2.5)	—	(4.4)	0.9
Impact of change in depreciation rate	—	4.0	—	4.0
Impact of tax increases	0.6	(0.7)	1.0	1.4
Adjusted Net Income	$42.9	$23.7	$164.4	$88.9
Basic Weighted Average Shares Outstanding	178.3	156.8	175.2	156.9

Basic EPS	$(0.03)	$(0.20)	$0.70	$0.16
Foreign exchange (gains)/losses and other (income)/expenses	—	0.01	—	0.03
Impairment charges	0.38	0.40	0.38	0.40
Impairment of investments	—	—	—	0.01
Gain on sale of royalty interest	(0.08)	—	(0.08)	—
Gain on investments	(0.04)	—	(0.07)	(0.01)
Tax effect of adjustments	0.02	(0.08)	0.03	(0.07)
Other tax related adjustments:
Indexation adjustment	—	—	—	—
Valuation allowance	(0.01)	—	(0.03)	0.01
Impact of change in depreciation rate	—	0.03	—	0.03
Impact of tax increases	—	(0.01)	0.01	0.01
Adjusted Net Income per share	$0.24	$0.15	$0.94	$0.57

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CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas); fluctuations in the value of the Canadian, Australian dollar and Mexican Peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40‑F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Franco-Nevada’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a‑15(f) and 15d‑15(f) under the United States Securities Exchange Act of 1934, as amended.

Franco-Nevada’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2016. Franco-Nevada’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Franco-Nevada’s management’s assessment, Franco-Nevada’s internal control over financial reporting is effective as at December 31, 2016.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2016 has been audited by PricewaterhouseCoopers LLP, Independent Auditors, as stated in their report which is located on pages 42 and 43 of Franco-Nevada’s Annual Report.

/s/ David Harquail	/s/ Sandip Rana
David Harquail	Sandip Rana
Chief Executive officer	Chief Financial officer

March 22, 2017

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INDEPENDENT AUDITOR’S REPORT

March 22, 2017

To the Shareholders of Franco-Nevada Corporation

We have completed integrated audits of Franco-Nevada Corporation’s and its subsidiaries’ December 31, 2016 and December 31, 2015 consolidated financial statements and their internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Franco-Nevada Corporation and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, the consolidated statements of income and comprehensive income (loss), the consolidated statements of cash flows, the consolidated statements of changes in shareholders’ equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Franco-Nevada Corporation and its subsidiaries as at December 31, 2016 and December 31, 2015 and their financial performance and their cash flows for the years then ended in accordance with IFRS as issued by the IASB.

Emphasis of matter

As discussed in Note 2(b) to the consolidated financial statements, during the year, the company changed the manner in which it presents cash flows and gains (losses) from the sale of gold bullion in 2016.

Report on internal control over financial reporting

We have also audited Franco-Nevada Corporation’s and its subsidiaries’ internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Franco-Nevada Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

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FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	December 31, 2016	December 31, 2015
ASSETS
Cash and cash equivalents (Note 5)	$253.0	$149.2
Short-term investments (Note 6)	—	18.8
Receivables	71.1	65.1
Prepaid expenses and other (Note 7)	37.1	41.6
Current assets	361.2	274.7

Royalty, stream and working interests, net (Note 8)	3,668.3	3,257.5
Investments (Note 6)	147.4	94.8
Deferred income tax assets (Note 17)	21.3	16.1
Other assets (Note 9)	23.4	31.2
Total assets	$4,221.6	$3,674.3

LIABILITIES
Accounts payable and accrued liabilities (Note 10)	$21.0	$18.0
Current income tax liabilities (Note 17)	16.6	2.8
Current liabilities	37.6	20.8

Debt (Note 13)	—	457.3
Deferred income tax liabilities (Note 17)	37.5	33.2
Total liabilities	75.1	511.3

SHAREHOLDERS’ EQUITY (Note 18)
Common shares	4,666.2	3,709.0
Contributed surplus	41.6	44.3
Deficit	(336.8)	(302.2)
Accumulated other comprehensive loss	(224.5)	(288.1)
Total shareholders’ equity	4,146.5	3,163.0
Total liabilities and shareholders’ equity	$4,221.6	$3,674.3

Commitments (Note 20)
Subsequent events (Notes 13 & 22)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 22, 2017.

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

44	2016 Annual Report	FNV TSX NYSE

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars, except per share amounts)

	2016	2015
Revenue (Note 14)	$610.2	$443.6
Cost of sales
Costs of sales (Note 15)	105.8	93.1
Depletion and depreciation (Note 8)	273.8	216.3
Total cost of sales	379.6	309.4
Gross profit	230.6	134.2
Other operating expenses (income)
Corporate administration (Notes 16 & 18)	20.7	15.1
Business development (Note 16)	3.4	2.7
Impairment charges (Note 8(b))	67.5	62.9
Gain on sale of royalty interest (Note 8(c))	(14.1)	—
(Gain) loss on sale of gold bullion (Note 2(b))	(2.3)	2.2
Total other operating expenses (income)	75.2	82.9
Operating income	155.4	51.3
Foreign exchange gain (loss) and other income (expenses) (Notes 2(b) & 6)	0.2	(4.1)
Realized gain on investments	12.4	0.9
Impairment of investments	—	(2.0)
Income before finance items and income taxes	168.0	46.1

Finance items
Finance income	3.5	5.3
Finance expenses (Note 13)	(3.6)	(2.9)
Net income before income taxes	167.9	48.5

Income tax expense (Note 17)	45.7	23.9
Net income	$122.2	$24.6
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:

Unrealized gain (loss) in the market value of available-for-sale investments, net of income tax expense of $5.3 (2015 - income tax recovery of $1.6) (Note 17)	52.9	(27.0)
Realized change in market value of available-for-sale investments, net of income tax expense of $1.6 (2015 - income tax recovery of $nil) (Note 6)	(10.6)	1.1
Currency translation adjustment	21.3	(163.4)
Other comprehensive income (loss)	63.6	(189.3)

Total comprehensive income (loss)	$185.8	$(164.7)
Basic earnings per share (Note 19)	$0.70	$0.16
Diluted earnings per share (Note 19)	$0.69	$0.16

The accompanying notes are an integral part of these consolidated financial statements.

The Gold Investment that WORKS	Franco-Nevada Corporation	45

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	2016	2015
Cash flows from operating activities
Net income	$122.2	$24.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	273.8	216.3
Non-cash costs of sales	6.5	6.6
Share-based payments	5.0	4.5
Impairment charges (Note 8)	67.5	62.9
Gain on sale of royalty interest	(14.1)	—
Unrealized foreign exchange loss	0.5	3.7
Mark-to-market on warrants	(0.4)	0.5
Gain on investments	(12.4)	(0.9)
Impairment of investments	—	2.0
Deferred income tax expense	3.5	(2.2)
Other non-cash items	(1.2)	(0.8)
Acquisition of gold bullion (Note 2(b))	(53.5)	(66.6)
Proceeds from sale of gold bullion (Note 2(b))	67.3	60.8
Operating cash flows before changes in non-cash working capital	464.7	311.4
Changes in non-cash working capital:
(Increase) decrease in receivables	(6.0)	7.0
Increase in prepaid expenses and other	(4.5)	(3.8)
Increase (decrease) in current liabilities	16.8	(0.3)
Net cash provided by operating activities (Note 2(b))	471.0	314.3

Cash flows from investing activities
Proceeds from sale of investments	28.6	25.6
Proceeds from sale of royalty interest	30.3	—
Acquisition of investments	(1.6)	(111.3)
Acquisition of royalty, stream and working interests	(744.8)	(1,016.8)
Acquisition of oil & gas well equipment	(2.1)	(3.6)
Acquisition of property and equipment	(0.2)	—
Net cash used in investing activities (Note 2(b))	(689.8)	(1,106.1)

Cash flows from financing activities
Net proceeds from issuance of common shares	883.5	—
Proceeds from draw of Credit Facility	—	480.0
Repayment of Credit Facility	(460.0)	(20.0)
Credit facility amendment costs	—	(2.3)
Payment of dividends	(118.1)	(94.1)
Proceeds from exercise of stock options	16.3	10.5
Net cash provided by financing activities	321.7	374.1
Effect of exchange rate changes on cash and cash equivalents	0.9	(25.6)
Net change in cash and cash equivalents	103.8	(443.3)
Cash and cash equivalents at beginning of year	149.2	592.5
Cash and cash equivalents at end of year	$253.0	$149.2

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$3.0	$3.0
Income taxes paid	$30.7	$27.8

The accompanying notes are an integral part of these consolidated financial statements.

46	2016 Annual Report	FNV TSX NYSE

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive
	(Note 14)	Surplus	income (loss)	Deficit	Total Equity
Balance at January 1, 2016	$3,709.0	$44.3	$(288.1)	$(302.2)	$3,163.0
Net income	—	—	—	122.2	122.2
Other comprehensive income	—	—	63.6	—	63.6
Total comprehensive income	—	—	—	—	185.8
Equity offering	893.9	—	—	—	893.9
Exercise of stock options	21.8	(5.5)	—	—	16.3
Share-based payments	—	5.6	—	—	5.6
Vesting of restricted share units	2.8	(2.8)	—	—	—
Dividend reinvestment plan	38.7	—	—	—	38.7
Dividends declared	—	—	—	(156.8)	(156.8)
Balance at December 31, 2016	$4,666.2	$41.6	$(224.5)	$(336.8)	$4,146.5

Balance at January 1, 2015	$3,656.6	$45.5	$(98.8)	$(197.8)	$3,405.5
Net income	—	—	—	24.6	24.6
Other comprehensive loss	—	—	(189.3)	—	(189.3)
Total comprehensive loss	—	—	—	—	(164.7)
Exercise of stock options	15.0	(4.5)	—	—	10.5
Share-based payments	—	5.5	—	—	5.5
Vesting of restricted share units	2.2	(2.2)	—	—	—
Dividend reinvestment plan	34.9	—	—	—	34.9
Adjustment to finance costs	0.3	—	—	—	0.3
Dividends declared	—	—	—	(129.0)	(129.0)
Balance at December 31, 2015	$3,709.0	$44.3	$(288.1)	$(302.2)	$3,163.0

The accompanying notes are an integral part of these consolidated financial statements.

The Gold Investment that WORKS	Franco-Nevada Corporation	47

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 1 — Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in silver, platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, Mexico, Peru, Chile and Africa. At December 31, 2016, the portfolio includes approximately 338 assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 — Significant accounting policies

(a)Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except for cash and cash equivalents, available-for-sale investments and derivatives which are measured at fair value. IFRS comprise IFRSs, International Accounting Standards (“IAS”s) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”s) and the former Standing Interpretations Committee (“SIC”s). These consolidated financial statements were authorized for issuance by the Board of Directors on March 22, 2017.

(b)Change in accounting policy for presentation of sales of gold bullion

The consolidated statementa of cash flows reflect the retrospective application of a voluntary change in accounting policy adopted in the third quarter of 2016 to classify proceeds from the sale of gold bullion as an operating activity, rather than an investing activity. IAS 7, “Statement of Cash Flows”, defines operating activities as the principal revenue-producing activities of the entity and other activities that are not investing or financing activities. The change in accounting policy was accounted for and disclosed in accordance with IAS 8, “Accounting policies, changes in accounting estimates, and errors”. For consistency, management has also classified any gains or losses that arise on the sale of gold bullion within operating income in the consolidated statement of income and comprehensive income (loss) for the year ended December 31, 2016, with a reclassification from “Foreign exchange gain (loss) and other income (expenses)” in the comparable year. Neither of these changes had an impact on the consolidated statement of financial position for the current or prior year.

Pursuant to certain of its royalty agreements, the Company receives gold bullion as settlement for amounts which it is due. In prior years, management had classified proceeds from the sale of such gold bullion as an investing activity based on its intention with respect to the holding period of the gold bullion. As the magnitude and frequency of trading increased over time, management determined the acquisition and subsequent sale of the gold bullion to be an operating activity. As a result, the Company has reclassified the cash proceeds from the sale of such gold bullion, and any related gain or loss arising during the holding period, to be a component of operating income and operating cash flows. Management believes this classification to be more useful to financial statement users and, consequently, that this presentation results in reliable and more relevant information.

i)	The following tables outline the effects of this accounting policy change on the consolidated statements of income and comprehensive income (loss):

			2015
	Previously		Current
Financial statement line item	Reported	Reclassification	Presentation
Operating income	$53.5	(2.2)	$51.3
Foreign exchange gain (loss) and other income (expense)(1)	(6.3)	2.2	(4.1)

1.Excludes gain on sale of investments of $0.9 million, presented separately.

48	2016 Annual Report	FNV TSX NYSE

ii)	The following table outlines the effects of this accounting policy change on the consolidated statement of cash flows:

			2015
	Previously		Current
Financial statement line item	Reported	Reclassification	Presentation
Net cash provided by operating activities	$253.5	60.8	$314.3
Net cash used in investing activities	(1,045.3)	(60.8)	(1,106.1)

(c)Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (its “subsidiaries”) (together the “Company”).

(i)	Subsidiaries

These consolidated financial statements include the accounts of Franco-Nevada and its subsidiaries. All intercompany accounts, transactions, income and expenses, and profits or losses have been eliminated on consolidation. The Company consolidates subsidiaries where it has the ability to exercise control. Control of an investee is defined to exist when the Company is exposed to variable returns from its involvement in the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, it has all of the following: power over the investee (i.e. existing rights that give the Company the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany transactions.

The principal subsidiaries of the Company and their geographic locations at December 31, 2016 were as follows:

Entity	Jurisdiction	Economic Interest
Franco-Nevada U.S. Corporation	Delaware	100%
Franco-Nevada GLW Holdings Corp.	British Columbia	100%
Franco-Nevada Mexico Corporation, S.A. de C.V.	Mexico	100%
Franco-Nevada Canada Holdings Corp.	Canada	100%
Franco-Nevada (Barbados) Corporation	Barbados	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
Franco-Nevada LRC Holdings Corp.	British Columbia	100%
Franco-Nevada Alberta Holdings ULC	Alberta	100%
Franco-Nevada U.S. Holding Corp.	Delaware	100%
Franco-Nevada Delaware LLC	Delaware	100%
Minera Global Copper Chile S.A.	Chile	100%
Franco-Nevada Alberta Corporation	Alberta	100%
FN Subco Inc.	British Columbia	100%
Franco-Nevada Idaho Corporation	Delaware	100%
FN Holdings ULC	Alberta	100%

All the above entities are classified as subsidiaries of the Company. There are no significant restrictions on the Company’s ability to access or use assets or settle liabilities of its subsidiaries.

The Gold Investment that WORKS	Franco-Nevada Corporation	49

(ii)	Joint arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to the Company’s interest in any JO, the Company would recognize its share of any assets, liabilities, revenues and expenses of the JO.

The Company participates in joint operations with respect to oil & gas working interests but does not have joint control. A working interest is an ownership position in the oil & gas property and related operating assets, whereby the Company is liable for its proportionate share of gross costs of capital and operations based on information received from the operator. The Company’s share of the assets, liabilities, revenues and expenses of the joint operation are recognized in the statements of financial position and statements of income and comprehensive income (loss).

(d)Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of income and comprehensive income (loss).

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, and any discount is immediately recognized in the consolidated statement of income and other comprehensive income (loss).

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income and comprehensive income (loss). Acquisition costs are expensed.

(e)Currency translation

(i)	Functional and presentation currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of some of the subsidiaries. The parent Company’s functional currency is the Canadian dollar. The U.S. dollar is used as the presentation currency of the Company to ensure comparability with the Company’s peers. References herein to C$ are to Canadian dollars.

(ii)	Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items and available-for-sale securities at the date of the consolidated statements of financial position are recognized in net income. Non-monetary items measured at historical cost are translated into the functional currency using the exchange rate at the date of the transaction.

50	2016 Annual Report	FNV TSX NYSE

The results and financial position of the subsidiaries that have a functional currency different from the presentation currency are translated into U.S. dollars, the group’s presentation currency, as follows:

•assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;

•income and expenses for each subsidiary are translated at the average exchange rates during the period; and

•all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income (loss).

(f)Royalty, stream and working interests

Royalty, stream and working interests consist of acquired royalty interests, stream metal purchase agreements, and working interests in producing, advanced/development and exploration stage properties. Royalty, stream and working interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses. The cost of royalty, stream and working interests is determined by reference to the cost model under IAS 16 Property, Plant and Equipment. The major categories of the Company’s interests are producing, advanced and exploration. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects that in management’s view have a reasonable possibility of generating steady-state revenue for the Company in the next five years or include properties under development, permitting, feasibility or advanced exploration. Exploration assets represent early stage exploration properties that are speculative and are expected to require more than five years to generate revenue, if ever, or are currently not active.

Producing mineral royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the ounces to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and /or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

Producing oil & gas interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the oil & gas properties. For the oil & gas interests, management engages an independent petroleum consultant to prepare annual reserve reports.

On acquisition of a producing royalty, stream or working interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the royalty, stream or working interest properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest. If the cost of a royalty, stream or working interest includes contingent consideration, the contingent consideration is measured at fair value on the date of acquisition and included in the cost of the interest. Any changes in the fair value of the contingent consideration subsequent to the acquisition date are recorded against the cost of the interest acquired.

Royalty, stream and working interests for advanced and exploration assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. Acquisition costs of advanced and exploration stage royalty, stream and working interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advanced minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record depletion expense as described above, up to a maximum of the total of the advanced minimum payment received.

(g)Working interests in oil & gas properties

Acquired oil & gas working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each oil & gas property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to oil & gas well equipment which is a component of other assets on the statement of financial position.

Capitalized costs, other than those related to oil & gas well equipment, are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the proved and probable reserves associated with the oil & gas properties. For oil & gas well equipment, capitalized costs are depreciated by application of a 25% declining balance method.

The Gold Investment that WORKS	Franco-Nevada Corporation	51

(h)Impairment of non-financial assets

Producing and advanced mineral, stream and oil & gas interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream, oil & gas or working interest level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, stream and oil & gas properties, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets. Impairment losses are charged to the mineral, stream or oil & gas interest or working interest and any associated oil & gas well equipment in the case of working interests. Assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

Gold bullion, prepaid gold and prepaid expenses are similarly assessed for impairment whenever indicators of impairment exist in accordance with IAS 36. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU.

Mineral and oil & gas interests classified as exploration are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. An interest that has previously been classified as exploration is also assessed for impairment before reclassification to either advanced or producing, and the impairment loss, if any, is recognized in net income.

(i)Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payables, accrued liabilities, debt,  and investments, including equity investments, loans receivable, warrants and term deposits. Financial instruments are recognized initially at fair value.

(i)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified as available-for-sale and measured at fair value.

(ii)	Receivables

Receivables, other than those related to agreements with provisional pricing mechanisms, are classified as loans and receivables and are initially recorded at fair value of the amount expected to be received and subsequently measured at amortized cost less any provision for impairment.

Individual receivables are considered for recoverability when they are past due or when other objective evidence is received that a specific counterparty will default. Impairments for receivables are presented in the consolidated statement of income and comprehensive income (loss).

(iii)	Investments

Investments comprise equity interests in publicly-traded and privately-held entities, marketable securities with original maturities at the date of the purchase of more than three months and a loan receivable.

52	2016 Annual Report	FNV TSX NYSE

Available-for-sale investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, available-for-sale investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss), except for impairment losses, which are recognized in net income in the consolidated statement of income and comprehensive income (loss). When an available-for-sale investment is sold or impaired, the accumulated gains or losses are reversed from accumulated other comprehensive income (loss) and included in other income (expense) or impairment of investments in the statement of income and comprehensive income (loss).

Where the Company holds an investment in a privately-held entity for which there is no active market and for which there is no reliable estimate of fair value, the investment is carried at cost less any provision for impairment.

Translation differences on equity securities classified as available-for-sale, are included in other comprehensive income (loss).

Derivative investments, such as warrants and receivables related to agreements with provisional pricing mechanisms, are classified as fair value through profit and loss and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. Changes in the fair value of receivables related to agreements with provisional pricing mechanisms are recognized in revenue in the statement of income and other comprehensive income (loss). Changes in fair value of warrants are recognized as other income (expenses) in the statement of income and comprehensive income (loss).

Loans receivable are classified as loans and receivables because they have fixed or determinable payments and are not quoted in an active market. Loans are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate method and presented as finance income in the statement of income and comprehensive income (loss).

(iv)	Financial liabilities

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as other financial liabilities at amortized cost using the effective interest method.

(v)	Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. For equity securities classified as available-for-sale, a significant or prolonged decline in fair value of the security below its cost is also evidence that the assets may be impaired. If such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, is removed from accumulated other comprehensive income (loss) and recognized as an impairment on investments in net income in the statement of income and other comprehensive income (loss). An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Impairment losses are recognized in net income. For financial assets measured at amortized cost, any reversal of impairment is recognized in net income in subsequent periods if the fair value of the financial assets increase and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income. If the value of the previously impaired available-for-sale equity investment subsequently recovers, additional unrealized gains are recorded in other comprehensive income (loss) and the previously recorded impairment losses are not reversed.

(j)Revenue recognition

Revenue comprises revenue earned in the period from royalty, stream and working interests and dividend income. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and/or working interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

For royalty interests, revenue recognition generally occurs in the month of production from the royalty property. For stream and working interests, relevant commodities received from the stream or working interest operators are sold to the Company’s third party customers. Revenue from these sales is recognized when title and risks of the delivered commodity are passed on to the Company’s third party customers.

The Gold Investment that WORKS	Franco-Nevada Corporation	53

Under the terms of certain revenue stream agreements and concentrate sales contracts with independent smelting companies, sales prices are provisionally set on a specified future date after shipment based on market prices. Revenue is recorded under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward commodity prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue.

(k)Gold and silver sales

Gold and silver, including gold and silver received under stream agreements, is sold primarily in the spot market. The sales price is fixed at the delivery date based on the gold or silver spot prices. The Company records the sales when title and risks of the delivered commodity are passed on to the Company’s third party customers.

(l)Oil & gas sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when risks and rewards of ownership are transferred. At the time of delivery of oil & gas, revenues are determined based upon contracts by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

(m)Costs of sales

Costs of sales includes various mineral and oil & gas production taxes that are recognized with the related revenues and the Company’s share of the gross operating costs for the working interests in the oil & gas properties.

For stream agreements, the Company purchases gold and/or silver for a cash payment of the lesser of a set contractual price, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold and/or silver when purchased. Under certain stream agreements, the Company purchases gold and/or silver for a cash payment that is a fixed percentage of the prevailing market price per ounce of gold and/or silver when purchased.

In certain instances, the Company purchases a fixed amount of gold by providing an initial deposit. The initial deposit is recorded as a prepaid gold asset and classified within current prepaid expenses and other assets or non-current other assets dependent on whether delivery will occur within 12 months of the reporting date. When gold is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the gold is recorded as a cost of sale.

(n)Income taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net income as reported in the consolidated statement of income and other comprehensive income (loss) because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the statement of financial position date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of income and other comprehensive income (loss), except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

54	2016 Annual Report	FNV TSX NYSE

(o)Stock options

The Company may issue equity-settled share-based payments to directors, officers, employees and consultants under the terms of its share compensation plan. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed over the expected service period with a corresponding entry to contributed surplus and is based on the Company’s estimate of shares that will ultimately vest.

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Expected volatility is estimated by considering historic average share price volatility. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

(p)Deferred share units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). Directors must elect to convert their fees prior to January 1 in each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. When dividends are declared by the Company, directors are also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs each director holds on the record date for the payment of a dividend. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over the service period. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date with a corresponding change in the consolidated statement of income and comprehensive income (loss).

(q)Restricted share units

The Company may grant restricted share units to officers and employees under the terms of its share compensation plan. The Company plans to settle every restricted share unit with one common share of the parent company. The Company recognizes the fair value of the restricted share units as share-based compensation expense which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the restricted share units over the applicable service period, with a corresponding increase in contributed surplus. For performance vesting conditions, the grant date fair value of the restricted share unit is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes.

(r)Segment reporting

The Company manages its business under a single operating segment, consisting of resource sector royalty/stream acquisitions and management activities. All of the Company’s assets and revenues are attributable to this single operating segment.

The operating segment is reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segment.

(s)Earnings per share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

The Gold Investment that WORKS	Franco-Nevada Corporation	55

New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

On July 24, 2014, the IASB published the final version IFRS 9 Financial Instruments which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. The Company is currently assessing the impact of IFRS 9 on the consolidated financial statements. Based on its assessment to date, the following summarizes the expected impact of IFRS 9 upon adoption:

•The Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income, where they will be recorded initially at fair value with changes in fair value recognized in other comprehensive income which will not be subsequently transferred into earnings (loss). If the Company does not make this election, changes in fair value of the equity securities be will recognized in earnings (loss).

•The Company will be required to evaluate its financial assets for impairment based on an expected credit loss model, rather than an incurred loss model currently being applied under IAS 39. The Company’s financial assets which are currently subject to credit risk include cash and cash equivalents, short-term investments, receivables and loan receivables.

•Under IAS 39, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured can currently be measured at cost. This cost exemption is not included in IFRS 9. However, IFRS 9 contains guidance on when cost may be the best estimate of fair value and also when it might not be representative of fair value. The Company holds one equity investment at cost, with a carrying value of $3.8 million at December 31, 2016.

•The reformed approach to hedge accounting is not expected to have a significant impact on the Company.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with early adoption permitted. The Company is in the process of assessing the impact of IFRS 15 on the consolidated financial statements. While the Company does not anticipate significant changes in the gross amounts of revenue recognized, the timing of when revenue is recognized may differ under the new standard if the timing of transfer of control to customers is different from the current “risk and rewards” model, and/or if there are additional performance obligations identified under IFRS 15.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company has not yet determined the impact of adoption of this new standard, but plans to commence an assessment of the requirements in 2017.

IAS 12 Income Taxes

IAS 12 Income taxes provides guidance on the recognition of deferred tax assets. In January 2016 the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for annual periods beginning on or after January 1, 2017. The Company will adopt the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The adoption of the amendments does not have a material impact on the consolidated financial statements.

Note 3 — Significant judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

56	2016 Annual Report	FNV TSX NYSE

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For oil & gas interests, the estimated reserves in the annual reserve reports prepared by an independent petroleum consultant engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Impairment of Royalty, Stream and Working Interests

Assessment of impairment of royalty, stream, working interests and oil & gas well equipment requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and working interests, investments measured at cost and/or oil & gas equipment. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, investments measured at cost, or oil & gas well equipment could impact the impairment analysis.

Asset Acquisition

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of silver and gold. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

The Gold Investment that WORKS	Franco-Nevada Corporation	57

Note 4 — Acquisitions

(a)STACK

On December 19, 2016, the Company acquired a package of royalty rights in the Sooner Trend, Anadarko Basin, Canadian and Kingfisher counties (“STACK”) shale play in Oklahoma’s Anadarko Basin for a price of $100.0 million. The two primary operators of the lands are Newfield Exploration Company and Devon Energy Corporation. The package of lands provides an estimated royalty rate of 1.61%.

(b)Castle Mountain

On June 16, 2016, Franco-Nevada and NewCastle Gold Ltd. completed the restructuring of Franco-Nevada’s existing royalties at the Castle Mountain gold project in California, USA, into a single 2.65% royalty covering a larger property for C$2.2 million in cash.

In addition the Company purchased 3,636,364 common shares of NewCastle and 1,818,182 common share purchase warrants for C$1.2 million. Each common share purchase warrant is exercisable to acquire one common share at a price of C$0.64 for a period of five years, expiring on May 9, 2021.

(c)Antapaccay

On February 26, 2016, the Company acquired a $500.0 million precious metal stream from Glencore plc with reference to production from the Antapaccay mine located in Peru. Under the stream agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped. The Company will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10.0 million ounces of silver have been delivered. Thereafter, the Company will receive 30% of the gold and silver shipped. The Company pays an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver.

(d)Antamina

On October 9, 2015, the Company acquired a silver stream from Teck Resources Limited (“Teck”) on production from the Antamina mine located in Peru. In exchange for a $610.0 million advance payment, the Company purchases all recovered silver from Teck’s attributable 22.5% interest in the Antamina mine, subject to a fixed silver payability of 90%. The Company pays 5% of the spot silver price for each ounce delivered under the stream agreement. The stream will reduce by one-third after 86 million ounces of silver have been delivered under the stream agreement.

(e)Weyburn Unit

On November 6, 2015, the Company purchased an additional 0.29% working interest in the Weyburn Unit for C$6.4 million.

(f)Cobre Panama

On November 2, 2015, the Company finalized terms of a replacement precious metals stream agreement for First Quantum Minerals Ltd.’s (“First Quantum”) Cobre Panama project. The project, which is located in Panama, is in the construction phase. The changes from the original agreement relate to streamlining reporting arrangements and providing First Quantum with greater flexibility to finance the project while maintaining the Company’s security package. The principal commercial terms of the replacement agreement remain the same as the original agreement including that the Company will provide a $1.0 billion deposit against future deliveries of gold and silver from Cobre Panama. The deposit will be funded on a pro-rata basis of 1:3 with First Quantum’s 80% share of the capital costs in excess of $1.0 billion. In 2016, the Company funded a total of $124.3 million towards the stream (2015 — $337.9 million), for a total of $462.2 million of its $1.0 billion commitment. As at December 31, 2016, capitalized costs for the Cobre Panama project of $467.5 million are included in Streams in Note 8(a) — Royalty, stream and working interests.

The amount of precious metals to be delivered under the agreement is indexed to the copper in concentrate produced from the entire project. The Company will pay $406/oz for each ounce of gold and $6.09/oz for each ounce of silver (subject to an annual adjustment for inflation) delivered under the stream agreement until 1,341,000 ounces of gold and 21,510,000 ounces of silver have been delivered. Thereafter, the Company will pay the greater of $400/oz for gold and $6/oz for silver (subject to an adjustment for inflation) or one half of the then prevailing market price.

(g)Ring of Fire

On April 28, 2015, the Company acquired royalty rights in the Ring of Fire mining district of Ontario for $3.5 million and extended a loan in the amount of $25.0 million to Noront Resources Ltd. (“Noront”). Both the royalty and the loan were initially recorded at their respective fair values stated above. The royalty has been accounted for as an asset acquisition in accordance with the accounting policy for royalty interests. The loan, which bears annual interest at 7% and matures on April 28, 2020, is a financial asset recorded in Investments.

58	2016 Annual Report	FNV TSX NYSE

(h)Dublin Gulch (Eagle)

On January 14, 2015, the Company acquired an existing 1.5% NSR and 2.0% gross royalty on certain claims that comprise the Eagle deposit located in the Yukon, Canada for cash consideration of $7.0 million.

(i)Candelaria

On November 3, 2014, the Company acquired a gold and silver stream on production from the Candelaria project located in Chile from Lundin Mining Corporation (“Lundin”) for an up-front deposit of $648.0 million to contribute to Lundin’s financing of the acquisition of Candelaria from Freeport-McMoRan Inc.

On July 29, 2015, the Company made an additional and final $7.5 million payment to Lundin due to an increase in reserves following resolution of certain post-closing items pursuant to the Candelaria stream agreement. The amount has been recorded as part of the stream interest.

In addition, the Company may be required to make additional cash payments or may receive additional gold or silver in certain circumstances. The determination of whether additional payments will be required or additional gold and silver would be delivered is an annual determination by the parties to the agreement and will be based on actual recoveries from Candelaria during the previous year.

(j)Karma Gold Stream

On August 11, 2014, the Company and Sandstorm Gold Inc. (“Sandstorm”) entered into a $120.0 million syndicated stream financing agreement with True Gold Mining Inc. (“True Gold”) in exchange for a 6.5% gold stream on True Gold’s Karma project, located in Burkina Faso, West Africa. The Company has a 75% interest in the stream and Sandstorm has a 25% interest. Under the terms of the agreement, the parties committed to provide True Gold with $100.0 million in initial funding with an option to increase the funding by up to $20.0 million until February 11, 2016 which was subsequently extended to August 11, 2016. On January 8, 2016, True Gold exercised its option and drew down an additional $5.0 million.

(k)Guadalupe Gold Stream

In October 2014, the Company agreed with Coeur Mining Inc. (“Coeur”) to terminate its gold stream on the Palmarejo project located in Mexico (the “Palmarejo Stream”) in exchange for a cash payment of $2.0 million. As part of the agreement to terminate the Palmarejo stream, the Company purchased a new 50% gold stream (the “Guadalupe Stream”), pursuant to which the Company funded a $22.0 million deposit which was used for development of the Guadalupe underground mine. Under the Guadalupe stream, the Company will pay the lesser of (i) $800 per ounce; or (ii) the London PM gold fix on the day of delivery for each ounce delivered. The Guadalupe Stream became effective in July 2016, following the completion of the 400,000 ounce minimum obligation under the Palmarejo Stream.

All of the above acquisitions have been classified as asset acquisitions.

Note 5 — Cash and Cash Equivalents

As at December 31, 2016 and 2015, cash and cash equivalents were primarily held in interest-bearing deposits.

	2016	2015
Cash deposits	$182.4	$137.9
Term deposits	70.6	11.3
	$253.0	$149.2

Note 6 — Investments

	2016	2015
Short-term investments
Term deposits	$—	$18.8
Total short-term investments	$—	$18.8

Non-current investments
Equity investments	$118.4	$68.3
Warrants	0.9	0.1
Loan Receivable	28.1	26.4
Total Investments	$147.4	$94.8

The Gold Investment that WORKS	Franco-Nevada Corporation	59

Non-current investments

These investments comprise: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through transactions; (ii) warrants in various publicly-listed companies; and (iii) a loan receivable from Noront acquired through the Ring of Fire transaction in 2015. Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value. One equity investment of a non-public entity, having a carrying value of $3.8 million (2015 - $3.8 million), has been designated as an equity investment held at cost as no reliable estimate of fair value can be determined because there is no publicly available information with which to estimate future cash flows, associated operating costs or capital expenditures and no alternative active market. Management does not intend to dispose of the investment and expects to recover the carrying value through the payment of dividends.

The loan receivable has been designated as loans and receivables under IFRS and is carried at amortized cost using the effective interest rate method.

The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income (loss) for the year ended December 31, 2016 and 2015 were as follows:

	2016	2015
Mark-to market gain (loss) on equity investments	$58.2	$(27.5)
Deferred tax (expense) recovery in other comprehensive income (loss)	(5.3)	1.6
Unrealized gain (loss) on available-for-sale securities, net of tax	52.9	(25.9)
Reclassification for realized change in market value recognized in net income, net of tax	(10.6)	(1.1)
	$42.3	$(27.0)

The increase in the market value of the warrants as at December 31, 2016 compared to their values at December 31, 2015 was primarily due to the acquisition of new warrants of $0.4 million, acquired in connection with the investment in NewCastle Gold Ltd. (Note 4(b)) in 2016).

Note 7 — Prepaid expenses and other

Prepaid expenses and other current assets comprise the following:

	2016	2015
Gold bullion	$9.3	$21.0
Inventory	2.7	—
Prepaid gold	7.0	7.0
Prepaid expenses	17.5	13.6
Debt issue costs	0.6	—
	$37.1	$41.6

Note 8 — Royalty, Stream and Working Interests, Net

a)Royalties, Streams and Working Interests

The following tables summarize the Company’s royalty, stream and working interests carrying values as at December 31, 2016 and 2015, respectively:

	2016
	Cost	Accumulated Depletion(1)	Impairment	Carrying Value
Mineral Royalties	$963.0	$(475.0)	$—	$488.0
Streams	3,450.0	(880.4)	(67.4)	2,502.2
Oil and Gas	732.4	(283.5)	—	448.9
Advanced	222.9	(34.1)	—	188.8
Exploration	52.0	(11.5)	(0.1)	40.4
	$5,420.3	$(1,684.5)	$(67.5)	$3,668.3

60	2016 Annual Report	FNV TSX NYSE

	2015
	Cost	Accumulated Depletion(1)	Impairment	Carrying Value
Mineral Royalties	$967.4	$(429.2)	$—	$538.2
Streams	2,806.5	(684.2)	—	2,122.3
Oil and Gas	612.3	(207.7)	(48.3)	356.3
Advanced	229.1	(17.3)	(11.4)	200.4
Exploration	52.5	(12.1)	(0.1)	40.3
	$4,667.8	$(1,350.5)	$(59.8)	$3,257.5

1Accumulated depletion includes previously recognized impairment charges.

	Mineral Royalties	Streams	Oil & Gas	Advanced	Exploration	Total
Balance at January 1, 2015	$618.3	$1,251.5	$503.7	$222.3	$41.1	$2,636.9
Acquisitions	—	1,002.7	3.6	6.1	3.9	1,016.3
Disposals	—	—	—	—	(0.7)	(0.7)
Impairments	—	—	(48.3)	(11.4)	(0.1)	(59.8)
Depletion	(51.4)	(131.9)	(21.3)	(0.9)	(0.7)	(206.2)
Impact of foreign exchange	(28.7)	—	(81.4)	(15.7)	(3.2)	(129.0)
Balance at December 31, 2015	$538.2	$2,122.3	$356.3	$200.4	$40.3	$3,257.5

Acquisitions (Note 4)	—	642.8	101.3	1.7	—	745.8
Disposals	(16.2)	—	—	—	—	(16.2)
Transfers	6.2	—	—	(6.2)	—	—
Impairments	—	(67.4)	—	-	(0.1)	(67.5)
Depletion	(52.1)	(195.5)	(19.1)	(0.7)	(0.2)	(267.6)
Impact of foreign exchange	11.9	-	10.4	(6.4)	0.4	16.3
Balance at December 31, 2016	$488.0	$2,502.2	$448.9	$188.8	$40.4	$3,668.3

b)Impairments of Royalties, Streams and Working Interests

Impairments in the carrying value of each CGU (generally individual royalty or stream interest or in the case of oil & gas, a group of interests in the same property and the associated oil & gas well equipment) are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is generally calculated using an estimate of future discounted cash-flows. As part of the Company’s regular asset impairment analysis, which included the presence of impairment indicators, the Company recorded impairment charges for the years ended December 31, 2016 and 2015, as summarized in the following table:

	2016	2015
Royalty, stream and working interests, net:
Cooke 4	$67.4	$—
Weyburn Unit	—	41.3
Midale Unit	—	7.0
Red Lake (Phoenix)	—	11.4
Exploration assets	0.1	0.1
Other non-current assets:
Oil well equipment	—	3.1
Total impairment losses	$67.5	$62.9

During 2016, the following were identified as indicators of impairment:

Cooke 4

On October 27, 2016, Sibanye Gold Limited (“Sibanye”) announced that it had ceased production at the Cooke 4 underground operation. Management assessed the cessation of operations as an indicator of impairment, and accordingly, performed an impairment assessment.

The Gold Investment that WORKS	Franco-Nevada Corporation	61

Exploration assets

The Company was notified, pursuant to various royalty agreements, that the explorer/developer had abandoned tenements, concessions or ground which was subject to royalty rights held by the Company. In the circumstances, the Company wrote-off the carrying value of the associated exploration assets to nil. For the year ended December 31, 2016, the total amount written off was $0.1 million.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates.

The FVLCD for Cooke 4 was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the processing of the Cooke 4 tailings. The estimates of future cash-flows were derived from a model developed by management based on expected performance using publicly released information from the operator. Based on observable market or publicly available data, the Company’s management made assumptions of future commodity prices to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts. The future cash-flows were discounted using an after-tax discount rate which reflects specific market risk factors associated with Cooke 4. The Company estimated the recoverable amount of its Cooke 4 interest to be $2.1 million.

The key assumptions in the impairment testing consisted of the timing of the estimated future cash flows,  forecasted gold prices, and the discount rate. The Company used a long-term gold price of $1,321 per ounce, and a discount rate of 8%. The Company also performed sensitivity analyses on these key assumptions that impact the impairment calculations, by applying a change of 10% on the gold price assumption, a change of 300 basis points for the discount rate assumption, and a 5‑year change in the timing of expected future cash flows. These sensitivity analyses did not result in a significant change in the estimated recoverable amount and impairment charge.

During 2015, the following were identified as indicators of impairment:

Weyburn Unit

The Company’s interest in the Weyburn Unit comprises an 11.71% NRI, a 0.44% overriding royalty and a 2.56% working interest. Due to the significant deterioration of the oil prices in 2015, the associated impact on the Canadian oil industry and the results of the annual reserve assessment, management identified an indicator of impairment and, accordingly, performed an impairment assessment.

Midale Unit

The Company’s interest in the Midale Unit comprises a 1.14% gross override royalty interest and a 1.59% working interest. Due to the significant deterioration of the oil prices in 2015, the associated impact on the Canadian oil industry and the results of the annual reserve assessment, management identified an indicator of impairment and, accordingly, performed an impairment assessment.

Red Lake (Phoenix)

On January 11, 2016, the operator of the Phoenix Gold project, Rubicon Minerals Corporation, released an updated Mineral Resource Statement which reflected a 91% decrease in the Indicated resource category and an 86% decrease in the Inferred resource category over its 2013 Mineral Resource Statement. The Company holds a 2% net smelter return royalty (subject to a buy-back of 0.5%) on certain claims covering the Phoenix Gold project. Management assessed the decline in the Mineral Resource Statement as an indicator of impairment and, accordingly, performed an impairment assessment.

Key assumptions and sensitivity

The key assumptions and estimates used in determining the recoverable amount are related to commodity prices and discount rates.

The FVLCD for the Weyburn Unit CGU, Midale Unit CGU and Red Lake (Phoenix) royalty was determined by calculating the net present value (“NPV”) of the estimated future cash-flows expected to be generated by the production of oil or mining of gold, as appropriate. The estimates of future cash-flows were derived from a model for the Weyburn and Midale Units developed by management using cash-flows prepared by an independent reserve engineer and expected performance based on publicly released technical information to predict future performance. Based on observable market or publicly available data, the Company’s management made assumptions of future commodity prices to estimate future revenues. These price assumptions were supported by longer-term consensus price estimates obtained from a sample of analysts and independent reserve evaluators, where appropriate. The future cash-flows were discounted using an after-tax discount rate which reflects specific market risk factors associated with gold royalty assets or working interests, respectively.

62	2016 Annual Report	FNV TSX NYSE

The key assumptions used in the impairment testing are summarized in the table below:

	2016	2017	2018	2019	2020+
Oil price (C$/boe)	$48.49	$57.16	$61.21	$66.16	$83.43
Weyburn & Midale discount rate	8%	8%	8%	8%	8%
Gold price (US$/oz)	$1,156	$1,174	$1,192	$1,216	$1,201
Red Lake (Phoenix) discount rate	5%	5%	5%	5%	5%

A sensitivity analysis was performed on the oil and gold commodity prices and discount rates, which are the key assumptions that impact the impairment calculations. For the Weyburn and Midale Units, the Company assumed a 10% change for the oil equivalent price assumptions, taking the oil price from an average of C$63.29/boe to C$75.09/boe and C$91.77/boe, respectively, while holding all other assumptions constant. In addition, the Company assumed a positive and negative 300 basis point change for the discount rate assumption, taking it from 8% to 5% and 11%, while holding all other assumptions constant. For the Red Lake (Phoenix) royalty, the Company assumed a 10% change for the gold price assumption, taking the gold price from an average of $1,188/ounce to $1,069/ounce and $1,307/ounce, respectively, while holding all other assumptions constant. In addition, the Company assumed a positive and negative 300 basis point change for the discount rate, taking it from 5% to 2% and 8%, while holding all other assumptions constant.

The table below shows the impairment amounts when key assumptions are changed, in isolation:

	2015
	Carrying	Impairment
	Value	Charge
Impairment recorded in statement of income	$318.3	$62.9

Impairment recorded if, in isolation:
10% decrease in commodity prices
Oil CGUs	$256.8	$107.8
Red Lake (Phoenix)	4.6	12
	$261.4	$119.8
10% increase in commodity prices
Oil CGUs	$358.1	$6.4
Red Lake (Phoenix)	5.9	10.8
	$364.0	$17.2
300 basis point decrease to the discount rate
Oil CGUs	$359.6	$4.9
Red Lake (Phoenix)	7.2	9.5
	$366.8	$14.4
300 basis point increase to the discount rate
Oil CGUs	$251.8	$112.7
Red Lake (Phoenix)	3.9	12.8
	$255.7	$125.5

c)Disposals of Royalties, Streams and Working Interests

In October 2016, Kirkland Lake Gold (“Kirkland Lake”) exercised its option to buy back 1% of an overlying 2.5% net smelter return royalty for an aggregate cash consideration of $30.3 million ($36.0 million less royalty proceeds attributable to the buyback portion of the NSR paid to Franco-Nevada prior to the effective date of the buyback). The carrying value of the NSR portion subject to the buyback was $16.2 million. The Company recognized a gain on disposal of $14.1 million in the consolidated statement of income and comprehensive income (loss) for the year ended December 31, 2016.

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Note 9 — Other assets

Other assets comprise the following:

	2016	2015
Prepaid gold	$7.1	$14.1
Oil & gas well equipment, net	14.0	16.4
Furniture and fixtures, net	0.7	0.7
Debt issue costs	1.6	—
	$23.4	$31.2

Note 10 — Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise the following:

	2016	2015
Accounts payable	$9.6	$6.2
Accrued liabilities	11.4	11.8
	$21.0	$18.0

Note 11 - Fair value measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2016.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2016	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$253.0	$—	$—	$253.0
Receivables from provisional gold equivalent sales	—	9.8	—	9.8
Available-for-sale equity investments	114.6	—	—	114.6
Warrants	—	0.9	—	0.9
	$367.6	$10.7	$—	$378.3

64	2016 Annual Report	FNV TSX NYSE

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2015	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$149.2	$—	$—	$149.2
Short-term investments	18.8	—	—	18.8
Receivables from provisional gold equivalent sales	—	9.3	—	9.3
Available-for-sale equity investments	64.5	—	—	64.5
Warrants	—	0.1	—	0.1
	$232.5	$9.4	$—	$241.9

Fair Values of Financial Assets and Liabilities

The fair values of the Company’s remaining financial assets and liabilities, which include receivables, loan receivables, accounts payable and accrued liabilities, approximate their carrying values due to their short-term nature and historically negligible credit losses and/or fair value of collateral.

The Company has not offset financial assets with financial liabilities.

Assets Measured at Fair Value on a Non-Recurring Basis:

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2016	(Level 1)	(Level 2)	(Level 3)	Fair Value
Royalty, stream and working interests	$—	$—	$2.1	$2.1
	$—	$—	$2.1	$2.1

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2015	(Level 1)	(Level 2)	(Level 3)	Fair Value
Royalty, stream and working interests	$—	$—	$302.0	$302.0
Oil well equipment	—	—	16.3	16.3
	$—	$—	$318.3	$318.3

The valuation techniques that are used to measure fair value are as follows:

a)Cash and cash equivalents

The fair values of cash and cash equivalents, including interest bearing deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

b)Receivables

The fair values of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

c)Investments

The fair values of publicly-traded investments, including available-for-sale equity investments, are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

d)Royalty, stream, and working interests and oil well equipment

The fair values of royalty, stream, and working interests and oil well equipment are determined primarily using a market approach using unobservable discounted future cash-flows and cash-flow and revenue multiples. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

The Gold Investment that WORKS	Franco-Nevada Corporation	65

Note 12 — Financial Risk Management

The Company’s financial instruments are comprised of financial assets and liabilities. The Company’s principal financial liabilities comprise accounts payable, accrued liabilities and debt. The Company’s principal financial assets are cash and cash equivalents, short-term investments, receivables and investments. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams. Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and  interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management oversees the management of financial risks. The Company’s executive management ensures that our financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

a)Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risk by either accepting it or mitigating it through the use of economic strategies.

Commodity Price Risk

The Company’s royalties/streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver, platinum, palladium and oil are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Foreign Exchange Risk

The functional currencies of the Company’s entities include the Canadian, U.S. and Australian dollars with the reporting currency of the Company being the U.S. dollar. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in Canadian dollars and Australian dollars. The Company has exposure to the Canadian dollar through its oil & gas activities and corporate administration costs. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into U.S. dollars.

The Company invests its cash and cash equivalents and short-term investments in U.S. and Canadian dollar denominated interest-bearing deposits on a ratio of 78% to 6%, respectively, and 16% in other currencies, as at December 31, 2016.

During the year ended December 31, 2016, the U.S. dollar weakened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, the Company recorded a currency translation adjustment income of $21.3 million in other comprehensive income (2015 — loss of $163.4 million).

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. As at December 31, 2016, the Company’s interest rate exposure arises mainly from the interest receipts on cash, cash equivalents and short-term investments.

The following table shows the approximate interest rate sensitivities of our financial assets and liabilities as at December 31:

	Effect on Net Income		Effect on Equity
	2016	2015	2016	2015
0.5% increase	$(1.0)	$(1.7)	$(1.0)	$(1.7)
0.5% decrease	1.0	1.7	1.0	1.7

66	2016 Annual Report	FNV TSX NYSE

b)Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents, short-term investments, receivables and loan receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk.

As at December 31, 2016, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

c)Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and access to undrawn credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2016, the Company held $253.0 million in either cash, cash equivalents or highly-liquid investments (2015 — $168.0 million). All of the Company’s financial liabilities are due within one year. The Company’s near-term cash requirements include corporate administration costs, certain costs of sales, including the ore purchase commitments described in Note 20(a), dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. In addition, the Company is committed to fund under its precious metals stream agreements as described in Note 20(b).

d)Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, cash equivalents, short-term investments and long-term investments which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2016 compared to the prior year. The Company is not subject to material externally imposed capital requirements or significant financial covenants or capital requirements with our lenders. The Company is in compliance with all its covenants under its credit facility as at December 31, 2016.

As at December 31, 2016, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $253.0 million (2015 — $168.0 million), long-term investments totaling $147.4 million (2015 — $94.8 million), of which $114.6 million (2015 — $64.5 million) are held in liquid securities. The Company also has $1.0 billion (2015 — $540.0 million) available under its unsecured revolving term credit facility. All of these sources of capital were available for growing the Company’s asset portfolio and paying dividends.

Note 13 — Revolving term credit facility

The Company has a five year $1.0 billion unsecured revolving term credit facility (the “Credit Facility”). In 2015, the Company amended its Credit Facility by increasing the available credit from $500.0 million to $1.0 billion and extending the term to November 12, 2020. Subsequent to December 31, 2016, the term was further extended to March 22, 2022.

On March 7, 2016 and March 21, 2016, the Company repaid $230.0 million on each date on the Credit Facility (2015 - $20.0 million). As at December 31, 2016, no amount is withdrawn under the Credit Facility and the entire $1.0 billion facility remains available.

On October 6, 2015 and October 21, 2015, the Company drew $250.0 million and $230.0 million, respectively, under its Credit Facility to fund a portion of the Antamina and Cobre Panama transactions (See Note 4(a) and 4(b) — Acquisitions and Transactions). The funds were drawn as 30‑day Libor loans with the associated interest rate based on 30‑day Libor rates plus 1.20%. On December 7, 2015, the Company repaid $20.0 million under its Credit Facility and as at December 31, 2015, the Company had $460.0 million outstanding under its Credit Facility. At December 31, 2015, the Credit Facility was presented net of unamortized debt issue costs in the amount of $2.7 million.

Interest associated with the drawdowns totaled $1.5 million for 2015 with $0.8 million being expensed and $0.7 million being capitalized to the Cobre Panama stream interest.

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Advances under the Credit Facility can be drawn as follows:

U.S. dollars

•Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.20% and 1.20% per annum depending upon the Company’s leverage ratio; or

•LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.20% and 2.20% per annum, depending on the Company’s leverage ratio.

Canadian dollars

•Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.20% and 1.20% per annum, depending on the Company’s leverage ratio; or

•Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.20% and 2.20%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Credit Facility are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Credit Facility is subject to a standby fee of 0.24% to 0.44% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the Credit Facility. As at December 31, 2016, a balance of $2.2 million related to debt issue costs is remaining to be amortised over the remaining term of the Credit Facility (2015 — $2.7 million). As at December 31, 2016, there was no balance (2015 — $460.0 million) outstanding under the Credit Facility.

For the year ended December 31, 2016, the Company recognized debt issuance cost amortization expense of $0.6 million (2015 — $0.6 million) and $2.2 million (2015 — $1.5 million) of standby and administrative fees in the consolidated statement of income and comprehensive income (loss). The unamortized debt issue costs associated with the Credit Facility are included in prepaid expenses and other current assets, and other non-current assets.

Note 14 — Revenue

Revenue is comprised of the following:

	2016	2015
Mineral royalties	$169.3	$149.4
Mineral streams	401.6	257.5
Sale of prepaid gold	9.2	8.7
Oil & gas interests	30.1	28.0
Total	$610.2	$443.6

Note 15 — Costs of sales

Costs of sales are comprised of the following:

	2016	2015
Per ounce stream purchase cost	$95.6	$80.1
Cost of prepaid ounces	6.5	6.6
Oil & gas operating costs	3.2	3.8
Mineral production taxes	0.5	2.6
Total	$105.8	$93.1

68	2016 Annual Report	FNV TSX NYSE

Note 16 — Related party disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team. In 2016, the executive management team was comprised of the President and Chief Executive Officer, the Chief Financial Officer, the Senior Vice President, Business Development, and the Chief Legal Officer. In 2015, the executive management team also included the Chief Operating Officer, whom retired in April 2016. Compensation for key management personnel of the Company was as follows:

	2016	2015
Short-term benefits(1)	$4.5	$2.6
Share-based payments(2)	5.1	4.1
Total	$9.6	$6.7

1Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.

2Represents the expense of stock options, restricted share units earned and mark-to-market charges on deferred share units during the year.

Note 17 - Income taxes

Income tax expense for the years ended December 31, 2016 and 2015 was as follows:

	For the year ended
	December 31,
	2016	2015
Current income tax expense
Expense for the year	$35.5	$25.4
Adjustment in respect of prior years	5.4	$0.7
Current income tax expense	40.9	$26.1
Deferred income tax expense (recovery)
Origination and reversal of temporary differences in the current year	15.3	(3.8)
Impact of changes in tax rate	(0.8)	$1.3
Change in (reversal of) unrecognized deductible temporary differences	(4.4)	0.9
Adjustments in respect of prior years	(4.3)	(1.4)
Other	(1.0)	0.8
Deferred income tax expense	4.8	(2.2)
Total	$45.7	$23.9

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income and comprehensive income (loss) for the years ended December 31, 2016 and 2015, is as follows:

	2016	2015
Net income before income taxes	$167.9	$48.5
Statutory tax rate	26.6%	26.1%
Tax expense at statutory rate	44.7	12.7
Reconciling items:
Change in (reversal of) unrecognized deductible temporary differences	(4.4)	0.9
Income/expenses not (taxed) deductible	(1.9)	5.2
Differences in foreign statutory tax rates	4.8	(2.8)
Differences due to changing future tax rates	(0.8)	1.3
Foreign withholding tax	1.8	1.4
Temporary differences subject to initial recognition exemption	0.5	5.5
Other	1.0	(0.3)
Net income tax expense	$45.7	$23.9

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Income tax (expense) recovery recognized in other comprehensive income (loss) is as follows:

	2016			2015
			After			After
	Before	Tax	Tax	Before	Tax	Tax
	Tax Gain	Expense	Gain	Tax Loss	Recovery	Loss
Change in market value of available-for-sale investments	$46.0	$(3.7)	$42.3	$(27.5)	$1.6	$(25.9)
Cumulative translation adjustment	21.3	—	21.3	(163.4)	—	(163.4)
Other comprehensive loss	$67.3	$(3.7)	$63.6	$(190.9)	$1.6	$(189.3)
Deferred tax	$—	$(3.7)	$—	$—	$1.6	$—

The significant components of deferred income tax assets and liabilities as at December 31, 2016 and 2015, respectively, are as follows:

	2016	2015
Deferred income tax assets:
Deductible temporary differences relating to:
Royalty, stream and working interests	$10.7	$3.7
Non-capital loss carry-forwards	11.2	12.2
Investments	—	0.3
Other	(0.6)	(0.1)
	$21.3	$16.1
Deferred income tax liabilities:
Taxable temporary differences relating to:
Share issue and debt issue costs	$(9.7)	$(2.6)
Royalty, stream and working interests	54.2	40.5
Non-capital loss carry-forwards	(4.4)	(3.2)
Investments	(0.1)	(0.4)
Other	(2.5)	(1.1)
	$37.5	$33.2
Deferred income tax liabilities, net	$16.2	$17.1

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2016	2015
Deferred income tax assets:
Deferred income tax asset to be recovered within 12 months	$0.1	$1.8
Deferred income tax asset to be recovered after more than 12 months	21.2	14.3
	$21.3	$16.1
Deferred income tax liabilities:
Deferred income tax liability to be settled within 12 months	1.2	(1.2)
Deferred income tax liability to be settled after more than 12 months	36.3	34.4
	$37.5	$33.2
Deferred income tax liabilities, net	$16.2	$17.1

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Movement in net deferred taxes:

	2016	2015
Balance, beginning of year	$17.1	$26.4
Recognized in profit/loss	4.8	(2.2)
Recognized in other comprehensive income (loss)	3.7	(1.6)
Recognized in equity	(10.0)	(0.2)
Other	0.6	(5.3)
Deferred income tax liabilities, net	$16.2	$17.1

The following table summarizes the Company’s non-capital losses at December 31, 2016 that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Non-Capital Losses	$62.0	20272036

Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2016 is $324.8 million (December 31, 2015 — $335.3 million). No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The aggregate amount of deductible temporary differences associated with other items, for which deferred tax assets have not been recognized as at December 31, 2016 is $3.7 million (December 31, 2015 - $52.7million). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable profits will be available against which the company can utilize the benefit.

Note 18 - Shareholders’ equity

a)Common shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 178,482,139 common shares) having no par value and preferred shares issuable in series (issued - nil).

During the year ended December 31, 2016, the Company issued 545,576 common shares (2015 — 777,440) upon the exercise of stock options and warrants for proceeds of $16.3 million (2015 - $6.3 million), and 66,032 upon vesting of restricted share units (2015 — 46,589). In addition, 588,182 common shares (2015 — 750,111) were issued pursuant to the terms of the Company’s Dividend Reinvestment Plan (“DRIP”) for the year ended December 31, 2016.

On February 19, 2016, the Company completed a bought deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. The net proceeds to the Company were $883.5 million after deducting share issue costs and expenses of $36.6 million. The Company recorded a deferred tax asset of $10.4 million relating to the share issue costs.

b)Dividends

The Company declared dividends in the amount of $156.8 million (2015 - $129.0 million), or $0.87 per share (2015 - $0.83 per share), in the year ended December 31, 2016. The Company paid cash dividends in the amount $118.1 million (2015 - $94.1 million) and issued common shares pursuant to its DRIP valued at $38.7 million (2015 - $34.9 million), in the year ended December 31, 2016.

The Gold Investment that WORKS	Franco-Nevada Corporation	71

c)Stock-based payments

On November 12, 2007, the Company’s Board of Directors adopted a stock option plan, which was replaced by the Company’s share compensation plan covering both stock options and RSUs effective May 12, 2010 (the “Plan”). Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors. The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant. The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant. Options expire on the earlier of the expiry date or the date of termination. Options are non-transferable. The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 5,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

During the year ended December 31, 2016, the Company granted 263,568 stock options (2015 — 213,852) to directors and employees at a weighted average exercise price of C$75.45 (2015 — C$63.61). These ten-year term options vest over three years in equal portions on the anniversary of the grant date. The fair value of stock options granted during 2016 has been determined to be $4.3 million (2015 - $2.6 million).

The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions, and resulted in a weighted average fair value of C$21.78 per stock option (2015 — C$16.82 per stock option):

	2016	2015
Risk-free interest rate	0.66%	0.84%
Expected dividend yield	1.54%	1.78%
Expected price volatility of the Company’s common shares	37.7%	35.1%
Expected life of the option	5 years	5 years
Forfeiture rate	0%	0%

During the year ended December 31, 2016, an expense of $2.3 million (2015 - $2.3 million) related to stock options has been included in the consolidated statement of income and other comprehensive income (loss) and $0.3 million was capitalized to royalty, stream and working interest, net (2015 - $0.5 million). As at December 31, 2016, there is $5.3 million (2015 - $3.6 million) of total unrecognized non-cash stock-based compensation expense relating to stock options granted under the Plan, which is expected to be recognized over a weighted average period of 1.4 years (2015 — 1.4 years).

Options to purchase common shares of the Company that have been granted in accordance with the Plan and pursuant to other agreements are as follows:

	2016			2015
		Weighted			Weighted
		average exercise			average exercise
	Number	price		Number	price
Stock options outstanding, beginning of year	1,592,480	C$	46.67	2,156,068	C$	31.81
Granted	263,568	C$	75.45	213,852	C$	63.61
Exercised	(545,087)	C$	39.25	(777,440)	C$	18.32
Forfeited	(6,633)	C$	58.35	—		—
Stock options outstanding, end of the year	1,304,328	C$	50.64	1,592,480	C$	46.67
Exercisable stock options, end of the year	825,875	C$	39.72	1,195,625	C$	37.55

72	2016 Annual Report	FNV TSX NYSE

Options to purchase common shares outstanding at December 31, 2016, exercise prices and weighted average lives to maturity as follows:

			Weighted
Exercise	Options	Options	average life
price	outstanding	exercisable	(years)
C$15.20	106,450	106,450	0.97
C$15.41	10,000	10,000	1.89
C$18.91	75,000	75,000	1.64
C$27.62	50,000	50,000	3.00
C$31.39	60,000	60,000	3.39
C$31.45	40,000	40,000	3.71
C$33.12	1,500	1,500	3.9
C$33.20	1,000	1,000	3.98
C$40.87	102,681	102,681	6.95
C$42.43	4,500	4,500	5.25
C$42.67	8,000	8,000	4.92
C$45.85	18,500	18,500	6.88
C$46.17	100,000	100,000	6.64
C$55.38	62,750	62,750	5.95
C$59.52	189,591	115,232	7.95
C$58.67	65,000	21,667	8.40
C$65.76	145,788	48,595	8.95
C$75.45	263,568	—	9.95
	1,304,328	825,875	6.67

d)Share Purchase Warrants

Outstanding share purchase warrants as at December 31, 2016 and 2015 are as follows:

	2016	2015
Warrants outstanding, beginning of the year	6,510,769	6,510,769
Exercised	(489)	—
Warrants outstanding, end of the year	6,510,280	6,510,769

The warrants have a C$75.00 per warrant exercise price and expire on June 16, 2017 (“2017 Warrants”).

e)Deferred Share Unit Plan

Under the DSU Plan, non-executive directors may choose to convert all or a percentage of their directors’ fees into DSUs. The directors must elect to convert their fees prior to January 1 in each year. In addition, the Company may award DSUs to non-executive directors as compensation.

DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. For DSUs that have been credited upon the conversion of directors’ fees, the DSUs vest immediately. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place.

During the year ended December 31, 2016, 19,209 DSUs and Dividend Equivalent DSUs were granted to directors under the DSU Plan (2015 — 11,863) in connection with the conversion of directors’ fees. The value of the DSU liability as at December 31, 2016, was $3.8 million (2015 - $2.0 million). The mark-to-market adjustment recorded for the year ended December 31, 2016, in respect of the DSU Plan, was $0.2 million (2015 - $0.2 million).

The Gold Investment that WORKS	Franco-Nevada Corporation	73

f)Restricted Share Units

Under the Plan, employees and officers may be granted performance-based or time-based RSUs. When each RSU vests, the holder is entitled to one common share for no additional consideration. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and target settlement will range from 0% to 100% of the value. Time-based RSUs vest over a three year period on the anniversary of the date of grant.

During the year ended December 31, 2016, 25,611 performance-based RSUs (2015 — 31,971) and 25,164 time-based RSUs (2015 — 31,467) were awarded to management of the Company. The fair value of the RSUs, which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance granted, was determined to be $2.9 million in 2016 (2015 - $3.0 million). Included in the Company’s stock-based compensation expense is an amount of $2.7 million (2015 — $2.2 million) relating to RSUs. In addition, $0.3 million related to the RSUs was capitalised to royalty, stream and working interest, net (2015 — $0.5 million). As at December 31, 2016, there is $4.1 million (2015 — $4.3 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested restricted share units granted under the Plan, which is expected to be recognized over a weighted average period of 1.5 years (2015 — 1.5 years).

g)Outstanding Share Purchase Warrants, Incentive Stock Options, Special Warrants and Restricted Share Units

The following table sets out the maximum shares that would be outstanding if all of the share purchase warrants, incentive stock options and restricted share units, at December 31, 2016 and 2015, respectively, were exercised:

	2016	2015
Common shares outstanding	178,482,139	158,054,349
Stock options	1,304,328	1,592,480
Warrants	6,510,280	6,510,769
Special Warrant(1)	2,000,000	2,000,000
Restricted Share Units	138,614	158,712
	188,435,361	168,316,310

1In connection with a transaction with Taseko Mines Limited, one special warrant was granted to Taseko which is exchangeable into 2,000,000 purchase share warrants once Taseko’s New Prosperity project gets fully permitted and financed. Each purchase share warrant will entitle Taseko to purchase one common share of the Company at a price of C$75.00 before June 16, 2017. New Prosperity’s most recent permit application was denied.

Note 19 — Earnings per share (“EPS”)

			2016
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$122.2	175.2	$0.70
Effect of dilutive securities	—	1.2	(0.01)
Diluted EPS	$122.2	176.4	$0.69

For the year ended December 31, 2016, no stock options (2015 — 148,852) and no warrants (2015 - 6,510,769) were excluded in the computation of diluted EPS. Restricted share units totaling 84,094  (2015 — 96,856) were excluded from the computation of diluted EPS for the year ended December 31, 2016 due to the performance criteria for the vesting of the RSUs not being measurable as at December 31, 2016.

			2015
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$24.6	156.9	$0.16
Effect of dilutive securities	—	—	—
Diluted EPS	$24.6	156.9	$0.16

74	2016 Annual Report	FNV TSX NYSE

Note 20 — Commitments

(a)Ore purchase commitments

The following table summarizes the Company’s commitments to pay for gold, silver and platinum group metals (“PGM”) pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased					Per Ounce Cash Payment [1,2]					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	Agreement [3]		Contract

Antamina	0%		22.5%	[4]	0%	n/a		5%	[5]	n/a	40 years		7‑Oct‑15
Antapaccay	—%	[6]	—%	[7]	0%	20%	[8]	20%	[9]	n/a	40 years		10‑Feb‑16
Candelaria	68%	[10]	68.0%	[10]	0%	$400		$4.00		n/a	40 years		6‑Oct‑14
Cobre Panama	—%	[11]	—%	[12]	0%	$406		$6.09		n/a	45 years		2‑Nov‑15
Karma	4.875%	[13]	0%		0%	20%	[14]	n/a		n/a	40 years		11‑Aug‑14
Guadalupe	50%		0%		0%	$800		n/a		n/a	40 years		2‑Oct‑14
Sabodala	6%	[15]	0%		0%	20%	[16]	n/a		n/a	40 years		12‑Dec‑13
MWS	25%		0%		0%	$400		n/a		n/a	40 years	[17]	2‑Mar‑12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5‑Nov‑09
Sudbury [18]	50%		0%		50%	$400		n/a		$400	40 years		15‑Jul‑08
1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Palmarejo.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold have been delivered. Thereafter, percentage is 30% of gold shipped.

7

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver have been delivered. Thereafter, percentage is 30% of silver shipped.

8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold has been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver has been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered, thereafter 63.4% of the gold in concentrate.

12

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver

13	Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021. Thereafter, percentage is 4.875%.
14	Purchase price is 20% of the average gold price at the time of delivery.
15	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
16	Purchase price is 20% of prevailing market price at the time of delivery.
17	Agreement is capped at 312,500 ounces of gold.
18	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.

(b)Cobre Panama Precious Metal Stream

The Company is committed to fund the Cobre Panama precious metals stream as described in Note 4(f).

Note 21 — Segment Reporting

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of resource sector royalty, stream and working interest acquisitions and management activities directly relating to royalty, stream and working interests. All of the Company’s assets and revenues are attributable to this single operating segment.

For the year ended December 31, 2016, three interests generated revenue totaling $92.5 million, $88.5 million, and $75.0 million respectively, (2015 — two interests generated revenue totaling $101.6 million and $59.6 million), comprised 15.2%, 14.5% and 12.3%, respectively, (2015 — 22.9% and 13.4%) of revenue. Geographic revenues are separated by the jurisdiction of the entity making the payment.

The Gold Investment that WORKS	Franco-Nevada Corporation	75

Revenue is earned from the following jurisdictions:

	2016	2015
United States	92.4	78.1
Canada	116.9	97.0
Latin America:
Peru	167.5	14.4
Chile	88.4	101.6
Other	47.8	63.7
Rest of World	97.2	88.8
	610.2	443.6

Geographic royalty, stream and working interests are presented by the location of the mining operations giving rise to the royalty, stream or working interest.

	2016	2015
United States	502.0	435.6
Canada	610.5	661.5
Latin America:
Peru	1,021.7	604.1
Chile	586.1	624.9
Panama	468.9	343.6
Other	64.3	75.0
Rest of World	414.8	512.8
	3,668.3	3,257.5

Investments of $147.4 million (2015 - $94.8 million) are held in Canada. Oil & gas well equipment, included in other non-current assets, of $14.0 million (2015 - $16.3 million) is located in Canada.

Note 22 — Subsequent events

Acquisition of U.S. Oil & Gas Royalties — Midland Basin

In March 2017, Franco-Nevada agreed to purchase a portfolio of royalties in the Midland Basin of West Texas, for a price of $110.0 million. The Midland Basin forms the eastern half of the broader Permian basin. The royalties include mineral title which provide a perpetual interest in royalty lands. The transaction is expected to close in the second quarter of 2017.

Revolving term credit facilities

On March 20, 2017, the Company’s subsidiary, Franco-Nevada (Barbados) Corporation, entered into an unsecured revolving term credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. The FNBC Credit Facility has a maturity date of March 20, 2018. The Company has the option of requesting, during a period of time surrounding each anniversary date, up to two additional one-year extensions of the maturity term. These requests are subject to approval from the lenders.

Advances under the FNBC Credit Facility can be drawn as follows:

•Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus 0.35% per annum; or

•LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR plus 1.35% per annum.

All loans are readily convertible into loans of other types on customary terms and upon provision of appropriate notice.

The FNBC Credit Facility is subject to a standby fee of 0.27% per annum, even if no amounts are outstanding.

Further, on March 22, 2017, the Company extended the term of its existing $1 billion Credit Facility to five years, to March 22, 2022 (Note 13).

76	2016 Annual Report	FNV TSX NYSE

Corporate Information

Executive Management	Head Office
199 Bay Street, Suite 2000, P.O. Box 285
David Harquail	Commerce Court Postal Station
President & CEO	Toronto, Canada M5L 1G9

Sandip Rana	Tel: (416) 306-6300
Chief Financial Officer
Barbados Office
Paul Brink	Ground Floor, Balmoral Hall, Balmoral Gap,
Senior Vice President, Business Development	Hastings, Christ Church, Barbados, BB14034

Lloyd Hong	Tel: (246) 434-8200
Chief Legal Officer & Corporate Secretary
U.S. Office
1745 Shea Center Drive, Suite 400
Directors	Highlands Ranch, Colorado, USA 80129

Pierre Lassonde	Tel: (720) 344-4986
Chair
Australia Office
David Harquail	44 Kings Park Road, Suite 41
President & CEO	West Perth, WA 6005, Australia

Tom Albanese	Tel: 61-8-6263-4425

Derek Evans	Auditors
PricewaterhouseCoopers LLP
Graham Farquharson	Toronto, Canada

Dr. Catharine Farrow	Listings

Louis Gignac	Toronto Stock Exchange
New York Stock Exchange
Randall Oliphant	- Common Shares: FNV

Hon. David R. Peterson	Share Capital
As At March 21, 2017

Investor Information	Common Shares Outstanding Reserved for:	178,483,595
	2017 Warrants:	8,508,824
Stefan Axell	Options & other:	1,442,942
Director, Corporate Affairs	Fully diluted:	188,435,361

info@franco-nevada.com	Transfer Agent
www.franco-nevada.com	Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Tel: (416) 306-6328	Toronto, Canada M5J 2Y1
Toll Free: (877) 401-3833
Toll Free: (800) 564-6253
Tel: (514) 982-7555

service@computershare.com

Annual General and Special Meeting
Franco-Nevada Corporation will hold its
Annual General and Special Meeting at the
TMX Broadcast Centre, Exchange Tower,
130 King Street West, Toronto on
Tuesday, May 9, 2017 at 4:30 pm.

The Gold Investment that WORKS	Franco-Nevada Corporation

www.franco-nevada.com

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